                                                                    EXHIBIT 99.1
                                                           [ENGLISH TRANSLATION]

                                I. COMPANY STATUS
1. COMPANY GOALS

a. Current Business Objectives

BUSINESS OBJECTIVES                                                                        REMARK
-------------------                                                                        ------
o         Lease Telecommunication Lines and Facilities

o         High-speed telecommunication network

o         Data collection, processing, supply, exchange, transmission;
          multimedia services and other telecommunication services

o Telecommunication services using integrated wired broadcasting, telecommunication network, distribution network and integrated network

o Sales of telecommunication equipment and supplies related to telecommunications business

o         Research and development related to telecommunications business

o Facility installation, operation and maintenance for the above businesses

o         Services and Construction for the above businesses

o         Overseas businesses related to the above businesses

o         Investment for carrying out the above businesses

o Lease Land and Telecommunication Bureau Buildings pursuant to applicable Telecommunications Laws in Korea

o         Other services licensed or commissioned by the government

o Other incidental services necessary for carrying out the above businesses

b. Future Business Objectives

BUSINESS OBJECTIVES                                                                        REMARK
-------------------                                                                        ------
o         Telephony, wireless telecommunication, satellite communication      Although these businesses are
                                                                              closely related to the current
o         System integration services including system consulting, system     business objectives, they are
          construction and system resource management                         not being operated so as to
                                                                              concentrate on current
o         Software development and sales                                      businesses.

o         Telecommunication training programs

o         Telecommunication system testing and inspection

o Advertisement and publication pursuant to applicable telecommunications laws

c. Subsidiary Company's Current Business Objectives

BUSINESS OBJECTIVES                                                                        REMARK
-------------------                                                                        ------
Korea.com Communications

1. Portal Service

2. E-Commerce

 [Persontel, Inc]

1. UMS Service

d. Future businesses

   N/A

2. COMPANY HISTORY

a. History of the Company

(1) Development and changes after establishment

  1) Established: July 30, 1996

  2) Address

                         Past                                            Present (1997.11.20)
                         ----                                            --------------------
       23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul                1338-5, Seocho-dong, Seocho-gu, Seoul

(2) Change of Company Name

   N/A

(3) Merger, Business Acquisition or Business Sale

   N/A

(4) Changes in Production Facilities

Increase in telecommunication facilities of Won 1.56 billion compared to last year

(5) Occurrence of important matters related to management activities

     o Jul 1996: Company established (Capital: Won 60 billion, 102 shareholder companies)

     o    Jun. 1997: Became the second largest shareholder of `Hanaro Telecom'

     o    Jul. 1997: Launched leased line services

     o Sep. 1997: Thrunet, KEPCO and Microsoft signed a MOU (Memorandum of Understanding) for high speed multimedia Internet services

     o    Jul. 1998: Introduced commercial broadband [internet services]

     o    Jul. 1999: Over 100,000 broadband Internet subscribers

     o    Sep. 1999: Microsoft invested US$10 million

     o    Nov. 1999: Directly listed on NASDAQ for the first time in Korea

     o    Aug. 2000: Over 500,000 broadband Internet subscribers

     o    Aug. 2000: US$115 million vendor financing agreement from Cisco

     o    Sep. 2000: Opened broadband portal Korea.com

     o    Jan. 2001: US$240 million invested by SB Thrunet Fund

     o    May 2001: Over 1 million broadband Internet subscribers

     o    Jun. 2001: Spinoff of Korea.com

     o Feb. 2002: SB Pte. Ltd., Trigem and Naray, holders of bonds with warrants (BW), exercised their warrants to purchase our common stock

     o Aug. 2002: Conversion by Trigem and Naray of their bonds into our common stock

     o    Oct. 2002: Transferred leased line assets to SK Global

     o Mar. 3, 2003: Submitted an application for corporate reorganization to Seoul District Court

     o    Mar. 27, 2003: Commenced corporate reorganization proceedings


b. Affiliated Corporate Group

(1) Corporate Group Outline

(a) Corporate Group: Trigem Computer, Inc.

(b) History

     o    Jul. 1980: Trigem Engineering (currently Trigem Computer) established

     o    Aug. 1984: Korea AI Soft (currently AI Leaders) established

     o    Apr. 1989: Koreanet established

     o    Oct. 1991: Solvit Media established

     o Oct. 1992: Naray Mobile Telecom (currently Naray & Company Inc.) established

     o Feb. 1996: Korea Development Investment (currently TG Venture) became an affiliated company

     o    Dec. 1996: Trigem Info Consulting established

     o    Sep. 1998: Inet Telecom established

     o    Dec. 1998: Trigem Service (currently TG Ubase) established

     o    Dec. 1999: TG Edunet established

     o    May 2000: TG Land established

     o Jun. 2002: Disaffiliation of Naray Digital Entertainment and TriGem Sny from the corporate group

     o Aug. 2002: Thrunet, Thrunet Shopping, Nowcom and Korea.com became affiliated companies

     o Dec. 2002: Merger of Koreanet and Trigem Info Consulting (Surviving Company) (Company Name: Koreanet)

     o    Mar. 2003: Disaffiliation of Solvit Media from the corporate group

     o Apr. 2003: Designated as a Business Group subject to limit cross-shareholdings and cross-debt guarantee (30 companies)

     o    May 2003: Disaffiliation of Softbank Commerce from the corporate group

     o    May 2003: TG Korea became an affiliated company

(2) Companies in Business Group (Total of 30 Companies) (As of Apr. 1, 2003)

LISTED (REG.) / UNLISTED            COMPANY NAME                 BUSINESS TYPE               REMARK
------------------------            ------------                 -------------               ------
Listed (1 company)                 Trigem Computer         Computer and accessories

LISTED (REG.) / UNLISTED        COMPANY NAME                         BUSINESS TYPE                                REMARK
------------------------        ------------                         -------------                                ------
                                                                     manufacturer

Registered                      PC Direct                    Computer and package software
(2 companies)

                                TG Venture                  Other finance related services

Unlisted                    Getmore Securities Co.                  Stock agency
(27 companies)

                                Naray D&C                         Headhunting firm

                              Naray & Company                        e-commerce

                              Naray Telecom                 Communication service provider

                              Naray Hackers             Professional & amateur competitions

                                Now S&T                 Computer system design and consulting

                                 Nowcom                  Supplementary communication services

                                Thrunet               Telecommunications system rental services

                            Thrunet Shopping                        e-commerce

                            Digital Biotech              Medical supplies and other medical
                                                                  related products

                           TG Education Media             Unclassified education programs

                           Softbank Commerce               Computer and package software                  Disaffiliation (May 2003)

                             Solvit Media             Other unclassified education programs

                             Inet Telecom              Telecommunications service provider

                              AI Leaders               Software consulting and development

                               TG Ubase                 Computer and office supplies repair

                               Ubase TMS               Computer system design and consulting

                           Ubase Technology            Computer system design and consulting

                               Computown                      Computer and accessories

                                  KIST                      Computer and package software

                       Korea.com communications        Supplementary communication services

                                Koreanet                 Software consulting and development

LISTED (REG.) / UNLISTED        COMPANY NAME                         BUSINESS TYPE                                REMARK
------------------------        ------------                         -------------                                ------
                                  TG Edunet                  Unclassified education programs

                                   TG Land                          Wholesale services

                                 TG Infonet                         Computer operation

                                   TG Win                    Software consulting and development

                               PayLetter Inc.                Supplementary communication services

- Business group designated on April 1, 2003

(3) Regulations under Applicable Laws

  Business group pursuant to "Law on Monopoly Regulation and Fair Trade"

       (a) Designated: April 1, 2003

       (b) Regulation Summary

           o Restricted Mutual Investment

           o Restricted Liability Guarantee to Affiliated Companies

    3. CAPITAL CHANGES

    a. Capital Changes

                                 (Unit: One thousand shares, in Millions of Won)

                                         DETAILS OF INCREASED (REDUCED) SHARE
                                   -------------------------------------------------     CAPITAL
                                                           PAR VALUE     ISSUE PRICE      AFTER       NEW SHARE      CAPITAL
                                                              PER            PER         INCREASE    ALLOCATION     INCREASE
       DATE         ORIGIN         TYPE       QUANTITY       SHARE          SHARE       (REDUCTION)     METHOD         RATIO
       ----         ------         ----       --------     ---------     -----------    -----------  ----------     --------
      7/30/96    Establishment    Common       12,000      Won 5,000      Won 5,000       60,000     Shareholder        -
                     Capital       Stock                                                             Allocation

      9/3/97         Capital      Common       14,400      Won 5,000      Won 5,000      132,000     Shareholder      120%
                    Increase       Stock                                                             Allocation

      9/21/99        Capital      Common        1,509      Won 5,000      Won 7,970      139,543     Third-Party      5.7%
                    Increase       Stock                                                             Allocation

     11/23/99        Capital      Common       11,615      Won 2,500      Won 19,636     168,580     Third-Party      17.2%
                    Increase       Stock                                                             Allocation

     11/26/99       Capital       Common        4,526      Won 2,500      Won 9,350      179,895     Third-Party      6.7%
                    Increase       Stock                                                             Allocation

      1/27/01       Capital       Common       26,048      Won 2,500      Won 2,500      245,015     Third-Party      36.2%
                    Increase       Stock                                                             Allocation

     12/14/01       Capital       Common        4,635      Won 2,500      Won 2,750      256,602     Third-Party      4.7%
                    Increase       Stock                                                             Allocation


                                         DETAILS OF INCREASED (REDUCED) SHARE
                                   -------------------------------------------------     CAPITAL
                                                           PAR VALUE     ISSUE PRICE      AFTER       NEW SHARE      CAPITAL
                                                              PER            PER         INCREASE    ALLOCATION     INCREASE
       DATE         ORIGIN         TYPE       QUANTITY       SHARE          SHARE       (REDUCTION)     METHOD         RATIO
       ----         ------         ----       --------     ---------     -----------    -----------  ----------     --------
      2/27/02     Exercise of     Common       52,096      Won 2,500      Won 2,500      386,842     Third-Party      50.8%
                    warrants       Stock                                                             Allocation

      8/30/02        Capital      Common       78,169      Won 2,500      Won 1,136      582,265     Third-Party      50.5%
                    Increase       Stock                                                             Allocation

     12/27/02       Capital       Common      (155,271)    Won 2,500          -          194,088          -          (66.7%)
                    Reduction      Stock


    b. Plans for Capital Change

    N/A

    c. Convertible Bond


                                                       (Unit: 1,000 won, shares)

                                                 5TH                   20TH
             CLASSIFICATION                CONVERTIBLE BOND      CONVERTIBLE BOND           TOTAL
             --------------                ----------------      ----------------           -----
               Issue Date                      7/26/00               3/21/02

            Total Face Value                 100,000,000             952,500

         Bond Allocation Method           Private Placement      Public Offering

            Exercise Period                7/27/01~7/26/03       6/22/02~2/21/05

    Conversion        Conversion Ratio

    Conditions        Conversion Value        Won 3,408             Won 7,500

      Types of Convertible Shares            Common Stock          Common Stock

                        Bond Amount
   Converted CB
                       Shares Issued

                        Bond Amount          100,000,000             952,500            100,952,500
 Non-Converted CB
                      Remaining Shares        29,342,723             127,000             29,469,723

                 Remark

    d. Bond with Warrants (BW)

                                                             (Unit: Won, Shares)

                                                       4TH             17TH            18TH
                   CLASSIFICATION                      BW               BW              BW             TOTAL
                   --------------                     -----            ----            ----            -----
                     Issue Date                     1999.6.21       2001.1.26        2001.1.26           -

                  Total Face Value                 60,000,000       59,200,000      59,200,000      178,400,000

               Bond Allocation Method                Private         Private          Private            -
                                                    Placement       Placement        Placement

            Exercise Period of Warrants             1/1/01 -        1/27/01 -        1/27/01 -           -
                                                     6/20/39         1/26/06          1/26/06

        Warrant        Exercise Rate (Against         100%             100%            100%              -
        Exercise             Face Value)
       Conditions
                           Exercise Price          Won 24,234       Won 3,408        Won 3,408           -

             Type of Exercisable Shares           Common Stock     Common Stock    Common Stock          -

                             Bond Amount                -               -           29,600,000       29,600,000
      Exercised BW
                            Shares Issued               -               -           11,840,000       11,840,000

                             Bond Amount           60,000,000       59,200,000      29,600,000      148,800,000
     Unexercised BW
                          Remaining Shares          2,475,860       17,370,892       8,685,446       28,532,198

                       Remark                           -               -                -               -



e. Investment in Kind

N/A

4. TOTAL NUMBER OF SHARES

a. Total Number of Shares

                                                           (As of Mar. 31, 2003)

 TOTAL NUMBER OF SHARES TO BE ISSUED      TOTAL NUMBER OF SHARES ISSUED     TOTAL NUMBER OF SHARES NOT ISSUED
 -----------------------------------      -----------------------------     ---------------------------------
             400,000,000                           77,635,260                          322,364,740


b. Details of Shares Issued
                                                            (As of Mar. 3, 2003)


[Par Value Per Share:            Won 2,500]            (Unit: 1,000 won, shares)

    CLASSIFICATION             TYPE              SHARES ISSUED        TOTAL PAR VALUE           REMARK
    --------------             ----              -------------        ---------------           ------
      Registered           Common Stock           77,635,260            194,088,150
                                                  ----------            -----------
                   Total                          77,635,260            194,088,150
                                                  ==========            ===========

c. Purchase and Sale of Treasury Shares

(2) Purchase and sale of treasury shares excluding stock retirement.

(As of Mar. 31, 2003)                                  (Unit: 1,000 won, shares)

   ACQUISITION DATE            TYPE            NUMBER OF SHARES     ACQUISITION AMOUNT          REMARK
   ----------------            ----            ----------------     ------------------          ------
                                                                                          Exercised rights to
                                                                                         subscribe for shares
       10/18/02            Common Stock            1,289,259           1,126,812,366        following the
                                                                                          transfer of leased
                                                                                             line assets.
                                                   ---------           -------------
                   Total                           1,289,259           1,126,812,366
                                                   =========           =============

     * The 6,349 fractional shares from the capital reduction (3:1) on Dec. 27, 2002 will be acquired by the Company following the Court's decision.

     d. Treasury Stock Fund

     N/A

     e. Stock Option

[As of Dec. 31, 2002]                                        (Unit: won, shares)

                                                                                                                   RECENT
                               NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
                               PERSON       TYPE OF    SHARES      SHARES    SHARES NOT    EXERCISE   EXERCISE     (PUBLIC
  DATE GRANTED   RELATIONSHIP  GRANTED      SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD      PRICE       PRICE)    REMARK
  ------------   ------------  -------      ------    ---------   ---------  ----------    --------   --------   -----------  ------
    8/20/99       Registered    Lee         Common      800,000        -        800,000   2002.8.21-2009.21,312      $0.25
                    Member     YongTeh      Stock                                                                   (NASDAQ
                                                                                                                    Closing
                                                                                                                     Price)

    8/20/99       Registered   Kim Jong     Common      270,000        -        270,000        "           "           "
                    Member        Gil        Stock

    8/20/99       Registered   Kim Do Jin   Common      210,000        -        210,000        "           "           "
                    Member                   Stock

    8/20/99       Registered   Yu Bu Ung    Common      130,000        -        130,000        "           "           "
                    Member                   Stock

    8/20/99       Registered   Kim Jong     Common      150,000        -        150,000        "           "           "
                    Member        Mun        Stock

    8/20/99       Registered     Park       Common      130,000        -        130,000        "           "           "
                    Member      Hyeon Je     Stock

    8/20/99       Registered     Ok In      Common      110,000        -        110,000        "           "           "
                    Member       Cheong      Stock

    8/20/99       Registered   Lee Yong     Common      110,000        -        110,000        "           "           "
                    Member        Hae        Stock

    8/20/99       Registered   Alex Vieux   Common      30,000         -        30,000         "           "           "
                    Member                   Stock

                                                                                                                   RECENT
                               NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
                               PERSON       TYPE OF    SHARES      SHARES    SHARES NOT    EXERCISE   EXERCISE     (PUBLIC
  DATE GRANTED   RELATIONSHIP  GRANTED      SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD      PRICE       PRICE)    REMARK
  ------------   ------------  -------      ------    ---------   ---------  ----------    --------   --------   -----------  ------

    8/20/99       Registered   Park Won     Common      60,000         -        60,000         "           "           "
                    Member         Ho        Stock

    8/20/99      Unregistered  Cheon Oi     Common      50,000         -        50,000         "           "           "
                    Member        Deuk       Stock

    8/20/99      Unregistered  Jin Mun      Common      40,000         -        40,000         "           "           "
                    Member       Yong        Stock

                               Kwon Min
    8/20/99        Employee     Gi and      Common      869,000        -        869,000        "           "           "
                               182 others    Stock

    3/24/00       Registered   Lee Jae      Common      210,000        -        210,000   2003.3.25-     48,400        "
                    Member      Hyeon        Stock                                        2010.3.24

    3/24/00       Registered   Lim Chang    Common      100,000        -        100,000        "           "           "
                    Member         Mu        Stock

    3/24/00       Registered    Kim Se      Common      18,000         -        18,000         "           "           "
                    Member       Hwan        Stock

    3/24/00      Unregistered  Lee Gang     Common      50,000         -        50,000         "           "           "
                    Member        Woo        Stock

    3/24/00       Registered   Kim Yong     Common      50,000         -        50,000         "           "           "
                    Member        Hoi        Stock

    3/24/00       Registered    John Moo    Common      30,000         -        30,000         "           "           "
                    Member                   Stock

                                Gang
                               Gyeong Su    Common
    3/24/00        Employee    and 193       Stock      707,500        -        707,500        "           "           "
                                others

    3/27/01       Registered   Lee Jae      Common      200,000        -        200,000   2004.3.28-      7,200        "
                    Member      Hyeon        Stock                                        2011.3.27

    3/27/01       Registered   Lim Chang    Common      175,000        -        175,000        "           "           "
                    Member         Mu        Stock

    3/27/01       Registered    Kim Se      Common      100,000        -        100,000        "           "           "
                    Member       Hwan        Stock

    3/27/01      Unregistered  Jin Mun      Common      80,000         -        80,000         "           "           "
                    Member       Yong        Stock

                                                                                                                   RECENT
                               NAME OF                NUMBER OF   NUMBER OF   NUMBER OF                          STOCK PRICE
                               PERSON       TYPE OF    SHARES      SHARES    SHARES NOT    EXERCISE   EXERCISE     (PUBLIC
  DATE GRANTED   RELATIONSHIP  GRANTED      SHARES     GRANTED    EXERCISED   EXERCISE      PERIOD      PRICE       PRICE)    REMARK
  ------------   ------------  -------      ------    ---------   ---------  ----------    --------   --------   -----------  ------
    3/27/01      Unregistered  Kim Yu       Common      70,000         -        70,000         "           "           "
                    Member       Jong        Stock

    3/27/01      Unregistered  Park Ju      Common      70,000         -        70,000         "           "           "
                    Member       Man         Stock

    3/27/01      Unregistered   Kwon        Common      50,000         -        50,000         "           "           "
                    Member     Yeong Won     Stock

    3/27/01      Unregistered    Lim        Common      50,000         -        50,000         "           "           "
                    Member     ByeongTaek    Stock

    3/27/01      Unregistered  Park Gyu     Common      50,000         -        50,000         "           "           "
                    Member        Bae        Stock

    3/27/01       Registered   Alex Vieux   Common      20,000         -        20,000         "           "           "
                    Member                   Stock

    3/27/01       Registered    John Moo    Common      20,000         -        20,000         "           "           "
                    Member                   Stock

                               Gang Sin
    3/27/01       Employees    Bong and     Common     1,024,000       -       1,024,000       "           "           "
                               310 others    Stock
                                                       ---------     ---       ---------
     Total                                             5,923,500       -       5,923,500
                                                       =========     ===       =========

     * A Registered Member is a director.

     * An Unregistered Member is a senior officer.

     * The number of holding shares may vary as a result of the capital reduction on December 27, 2002.

     f. Employee Stock Ownership Association

                                                             (Unit: won, shares)

TYPE OF SHARES           BASIC BALANCE            INCREASE        REDUCTION       ENDING BALANCE          REMARK
--------------           -------------            --------        ---------       --------------          ------
Registered Common Stocks   176,560                    -            121,121            55,439
                           -------                   --            -------            ------
Total                      176,560                    -            121,121            55,439
                           =======                   ==            =======            ======

* The reduction was caused by the capital reduction and withdrawal of shares.

5. VOTING RIGHTS

[As of Mar. 31, 2003]                                             (Unit: shares)

                 CLASSIFICATION                                          NUMBER OF SHARES           REMARK
                 --------------                                          ----------------           ------
    1. Shares with voting rights [a-b]                                     [77,199,158]

    a. Total number of shares issued by the Company                         77,635,260

    b. Shares without voting rights                                            436,102           Treasury Shares

    2. Shares with limited voting rights[a+b+c+d]                               [    ]

    a. Restricted by Commercial Law

    b. Restricted by Securities and Exchange Law

    c. Restricted by Monopoly Regulation and Fair Trade Law

    d. Restricted by other applicable laws

    3. Shares with restored voting rights                                       [    ]

          Shares with exercisable voting rights [1-2+3]


6. DIVIDEND INFORMATION

a. Dividend in Recent 5 Years

[Par Value Per Share:  Won  2,500]                    (Unit: In Millions of Won)

                CLASSIFICATION                   7TH QUARTER    6TH QUARTER   5TH QUARTER   4TH QUARTER   3RD QUARTER
                --------------                   -----------    -----------   -----------   -----------   -----------
                  Net Profit                       -324,557      -241,336       -209,702      -55,407         387

                EPS (Won/Share)                     -5,638        -2,502         -2,914         -999           15

               Dividend Payable                       -              -             -             -             -

             Dividend Payout Ratio                    -              -             -             -             -

Dividend    Cash                      Common          -              -             -             -             -
 Details  Dividend                     Stock
                                  Lg
                                      Preferred
                    a. Dividends       Share
                     Per Share
                       (Won)          Common          -              -             -             -             -
                                       Stock
                                  Sm
                                      Preferred
                                        Share

                    b. Dividend   Lg  Common          -              -             -             -             -
                       Total Amt.       Stock
                        (Won)

                CLASSIFICATION                   7TH QUARTER    6TH QUARTER   5TH QUARTER   4TH QUARTER   3RD QUARTER
                --------------                   -----------    -----------   -----------   -----------   -----------
                                      Preferred
                                        Share

                                      Common          -              -             -             -             -
                                        Stock
                                  Sm
                                      Preferred
                                        Share


                                      Common          -              -             -             -             -
                                       Stock
                                  Lg
                     c. Market       Preferred
                       Price           Share
                      Dividend
                       Ratio
                        (%)           Common          -              -             -             -             -
                                        Stock
                                  Sm
                                      Preferred
                                        Share



                                      Common          -              -             -             -             -
                                       Stock
                                  Lg
                      a. Share        Preferred
                       Dividend         Share
                        Ratio
                        (%)           Common          -              -             -             -             -
                                        Stock
                                  Sm
                                      Preferred
                                        Share
         Share
         Dividend

                                      Common          -              -             -             -             -
                                       Stock
                                  Lg
                    b. Per Share      Preferred
                      Dividend          Share
                       No. of
                       Shares         Common          -              -             -             -             -
                      (shares)         Stock
                                  Sm
                                      Preferred
                                        Share
                                                    ------        ------         ------        -----         -----
          Net Assets Per Share (Won)                  -944           327          2,232        7,660         5,006
                                                    ------        ------         ------        -----         -----
        Ordinary Income Per Share (Won)             -5,538        -2,624         -2,914         -999            15
                                                    ======        ======         ======        =====         =====

    b. Participating Bond

    N/A

                              II. BUSINESS CONTENTS
    1. BUSINESS OUTLINE

    a. Industry Status

    (1) Industry Characteristics

    In the past, the telecommunication services industry was more or less limited to providing telephone and telegraphic services. However, in the wake of rapid technological advancements in fiber optic telecommunication, wireless technologies, Internet related systems and software, telecommunication services continue to expand with the integration of wired and wireless services, fusion of telecommunication and broadcasting services and coupling of voice, data and video services.

    It is becoming more and more difficult to predict the ever-accelerating changes in the upcoming info-communication technologies and services that are fueled by fast-spreading Internet. The changes brought by rapid progress in the fusion, integration and systematization of technologies, and high-tech info-communication systems using these new sets of technologies are now having a dramatic influence on our education, culture and society.

    Up until the early nineties, Korea Telecom and Korea Mobile Telecom, except for Dacom who serviced long-distance and international calls, had almost a monopoly in both wired and wireless services in the Korean info-communication industry. Then the Korean government introduced a competitive system throughout the telecommunications industry to cope with the liberalization of global telecommunications following the WTO Agreement. Now, many companies are competing to capture market share in all areas of telecommunication services.

    Under these circumstances, the characteristics and trend of today's info-telecommunications can be summarized as follows:

    o The Internet is leading the 21st century telecommunications

    o Integration of wired and wireless services

    o Convergence of telecommunication and broadcasting services

      - Expansion of high speed Internet enabling the transmission of voice to multimedia video

    (2) Growth Potentials

       Internet Growth and Status: The worldwide Internet population reached 400 million in 2000, doubling the score of 200 million in 1999, and it is expected to grow to a record level of 900 million by the year 2006. Korea saw a rapidly growing number of Internet users since the late nineties, and there were nearly 24 million Internet users in Korea by the end of 2001. As of late 2000, the size of B2C e-commerce reached over one trillion won while the Internet Advertising revenue was reported at over Won 100 billion.

         Category                   2001                        2002                          2003
         --------                   ----                        ----                          ----
    Internet                        24.4                        28.4                          33.5
    Population
    (million)

    B2C e-Commerce                  2.0                          3.9                          6.4
     (trillion)

    Online Ad (billion)             226                          351                          525

    Data: KRNIC, Merrill Lynch

    Despite the downturn of the telecommunications market due to the stagnant economy, there were over four million Internet subscribers in 2000, which can be said to be the first year of Internet use in Korea. By 2002, the number had increased significantly to 10 million. As the Internet became an indispensable part of daily life, increasing number of home and small offices are demanding for large capacity multimedia services. Accordingly, many service providers have developed various value added services and are now introducing new services with larger data transmission capacities including VDSL.

    [Current and Prospective Number of High Speed Internet Users in Korea]

                                                                 (Unit: Million)

           2000               2001              2002              2003               2004              2005
           ----               ----              ----              ----               ----              ----
           3.9                7.8                9.7              11.4               12.3              12.9

    Data: Merrill Lynch

    (3) Effect of Economic Downturns

    The high-speed internet service market, catering mostly the households, is doubtlessly affected by economic cycles, as economic downturns influence spending habits among families. Notwithstanding this, the Internet is becoming a necessity for many families rather than a luxury, being a channel for useful information and presenting money-saving opportunities through Internet shopping. This market is thus relatively less affected by economic cycles than other sectors.

    (4) Competition Factors

    Korea's super-high-speed Internet service sector, brought to existence by Thrunet's service launch in July 1998, is now a fiercely competitive arena with contenders such as Korea Telecom and Hanaro Telecom as well as later entrants including Dreamline and Onse Telecom. Thrunet and Onse Telecom offer mainly cable-modem connections through CATV networks. Korea Telecom offers ADSL connections, while

    Hanaro Telecom combines ADSL and cable modem. Competition in the sector is expected to become further intensified in the future due to two major factors: the implementation of multi-ISP function in CATV networks, underway since February 2001, and Korea Telecom's adoption of local loop unbundling, announced in November, which is expected to extensively reshape the industry. At the same time, the pool of competitors is now narrowing down to 3 large service providers, Thrunet, Korea Telecom and Hanaro Telecom, as late entrants are abandoning the race one by one, as they are eliminated by competition.

    While the high-speed internet is a market characterized by barriers to entry created by the need for massive initial investments, the introduction of multi-ISP environment serves as a new factor fueling competition. Moreover, as the subscriber growth curve is gradually leveling off, strategic marketing is more crucial than ever for service providers' competitive edge as well as for their survival. Competitiveness in areas including pricing, service quality and additional service features has become the deciding factor.

    (5) Material Supply

    Except for cutting-edge telecommunications equipment, most other equipment is sourced in Korea. Therefore, the sector is not overly affected from supply-related issues.

    (6) Applicable Laws and Regulations and Government Regulations

    There are a number of laws relating to telecommunications including the Telecommunication Basic Law, the Telecommunications Business Act, and the Broadcasting Act.

    b. Company Overview

    (1) Operation Outlook and Business Areas

    (a) Operation Outlook

    In July 1996, Thrunet was designated as a leased line services provider by the Ministry of Information and Communication. It started its commercial service in July 1997. In July 1998, it launched its first high-speed internet service via cable television network in collaboration with KEPCO and Microsoft. In October 2002, in order to enhance its financial structure and to focus its resources on the high-speed internet business, promising higher growth and profitability, the Company sold its leased line related assets to SK Global.

    Thrunet's high speed internet service is a broadband service mainly based on HFC-type cable TV networks. In March 2001, the Company started to provide DSL connection to apartment areas, where CATV network connection was unavailable. The HFC networks provided by Thrunet consist of three distinct networks: leased networks from Powercomm and SO, and networks owned by the Company. As of late 2002, its home pass rate reached 8.3 million households.

    Subscribers are mostly attracted through its customer centers and independent dealers. As of the end of

    March 2003, the total number of subscribers recorded was 1,279,433 (ID). In the face of the intensifying competition among service providers, from the second quarter of 2002, Thrunet has been carrying out operation reform initiatives for profitability enhancement, consisting of moving towards a more conservative approach, settling delinquent customer accounts and curbing promotional spending.

    (b) Classification of Business Areas for Public Announcement

    - Value-added Telecommunication Service: High Speed Internet Service


    o Status by Business Area

             Business Area                          Service                                          Remark
             -------------                          -------                                          ------
     Value-added Telecommunication    High Speed Internet Access Services          Internet Access Service Using HFC Network
               Services

    (2) Market Share Ratio

             CLASSIFICATION                         COMPANY                               RATIO
             --------------                         -------                               -----
                                                      KT                                  52.03%

                                                Hanaro Telecom                            27.27%

                                                    Thrunet                               12.68%
      High Speed Internet Service
                                                 Onse Telecom                             4.97%

                                                   DreamLine                              1.62%

                                                     Dacom                                1.43%

    * As of the end of March 2003, the market shares of major companies only. Small businesses excluded.

    (3) Market Characteristics

    Majority of broadband Internet users are home users and SOHOs (Small Offices and Home Offices) and with market oversupply since 2002, price and advertisement competition among broadband Internet providers is more fierce than ever. Accordingly, new services including VDSL are being developed and introduced in the market ahead of schedule.

    (4) Contents and Prospects of New Services

    N/A

    (5) Organizational Structure

    N/A

    2. MAIN PRODUCTS AND MATERIALS

    a. Status of Major Products

                                                      (Unit: In Millions of Won)

                                                                                                     SALES AMT.
           BUSINESS AREA           SALES TYPE        PRODUCT       SPECIFIC USE        BRAND          (RATIO)
           -------------           ----------        -------       ------------        -----         ---------
    Broadband Internet Service      Service      Thrunet Service Internet Access    Multi Plus        100,084
                                                                     Service                           (100%)

    * Previously, IDC-related sales were included in the leased line service division but are now included in the broadband Internet service division subsequent to the sale of leased line assets.

    b. Price Changes of Main Products

                                                                     (Unit: Won)

    CATEGORY                          7TH ANNUAL                    6TH ANNUAL                      5TH ANNUAL
    --------                          ----------                    ----------                      ----------
                Premium                 38,000                        38,000                          38,000

                 Saver                  34,000                        34,000                          34,000

                 Light                  29,000                        29,000                               -

                Line Plus           2 IP: 58,000                 2 IP: 58,000                              -
                                    3 IP: 99,000                 3 IP: 99,000

            Special/For Offices         99,000                        99,000                          99,000
              (3 IPs Standard)

            Multi Plus Light            29,000                        29,000                          29,000

                ADSL Neo                28,000                        28,000                               -
High Speed
Internet
                                   Apt./House/Duplex:           Apt./House/Duplex:
                                  Won 36,000 (VAT not            Won 36,000 (VAT               Apt./House/Duplex:
                                 included/subscription      not included/subscription      Won 40,000 (subscription
             Installation Fee      system included)            system included)               system included)
                               Building/Office-Tel/Store:   Building/Office-Tel/Store:     Building/Office-Tel/Store:
                                  Won 90,000 (VAT not          Won 90,000 (VAT not               Won 100,000
                                      included)                    included)


                      Cable     No Contract: Won 9,000         No Contract: Won 9,000
                     Internet     1 Year: Won 4,500              1 Year: Won 4,500                 Won 5,000
              Modem              3 Year: Won 3,000              3 Year: Won 3,000
              Rental
               Fee     ADSL     No Contract: Won 9,000         No Contract: Won 9,000                  N/A
                                  1 Year: Won 3,000              1 Year: Won 3,000

    (1) Calculation Basis

    Based on the price range of each main product

    (2) Reasons for Major Price Changes

   - Price system adjusted to suit the actual marketing environment

c. Status of Main Materials

N/A

d. Price Changes of Main Materials

N/A

3. PRODUCTION AND FACILITIES

    a. Production Capacity and Calculation Basis of Production Capacity

    N/A

    b. Production Performance and Operation Ratio

    N/A

    c. Status of Production Facilities

    (1) Status of Production Facilities

    [Property Type: Land]                             (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
       Main    Registered   Seocho-gu      -      12,252                                        12,252
      Office
     Building,
       etc.
                                                  ------                                        ------
                       Total                      12,252                                        12,252
                                                  ======                                        ======

    [Property Type: Building]                         (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
      Company  Registered   Seocho-gu     -       16,468                               99       16,369
      Housing,
       etc.
                                                  ------                               --       ------
                       Total                      16,468                               99       16,369
                                                  ======                               ==       ======

    [Property Type: Systems]                          (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------

       Main    Registered  Nationwide      -      306,331      1,562                  20,466    287,427
      Office
     Building,
       etc.
                                                  -------      -----                  ------    -------
                       Total                      306,331      1,562                  20,466    287,427
                                                  =======      =====                  ======    =======

    [Property Type: Communication Line]               (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
      Main     Registered   Nationwide     -      142,546                             2,781     139,765
      Office
     Building,
       etc.
                                                  -------                             -----     -------
                       Total                      142,546                             2,781     139,765
                                                  =======                             =====     =======

    [Property Type: Tools and Equipment]              (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
       Main    Self Owned  Nationwide     -        1,081                                61      1,020
      Office
     Building,
       etc.
                                                   -----                                --      -----
                       Total                       1,081                                61      1,020
                                                   =====                                ==      =====

    [Property Type: Office Fixtures and Supplies]     (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
       Main    Self Owned  Nationwide     -        2,418                    16         306       2,096
      Office
     Building,
       etc.
                                                   -----                    --         ---       -----
                       Total                       2,418                    16         306       2,096
                                                   =====                    ==         ===       =====

    [Property Type: Buildings Under Construction]     (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
       Main    Self Owned  Nationwide     -        3,532         61                             3,593
      Office
     Building,
       etc.
                                                   -----         --                             -----
                       Total                       3,532         61                             3,593
                                                   =====         ==                             =====

    [Property Type: Lease Properties]                 (Unit: In Millions of Won)

                                                                GAIN/LOSS                      YEAR-END
                FORM OF                         BEGINNING    ------------------                  BOOK
      OFFICE    OWNERSHIP   LOCATION    CLASS   BOOK VALUE   INCREASE  DECREASE   AMORTIZATION   VALUE      REMARK
      ------    ---------   --------    -----   ----------   --------  --------   ------------ --------     ------
       Main    Self Owned  Nationwide     -        16,117                             2,516      13,601
      Office
     Building,
       etc.
                                                   ------                             -----      ------
                       Total                       16,117                             2,516      13,601
                                                   ======                             =====      ======

(2) Plans for Building/Purchasing Facilities

As of the date of this quarterly report, such plans were undetermined due to the Company's application for reorganization proceedings.

    4. SALES

    a. Sales Performance
                                                      (Unit: In Millions of Won)

                       FORM OF
      BUSINESS AREA    SALES             ITEM              8TH QUARTER         7TH QUARTER             7TH
      -------------    -----             ----              -----------         -----------             ---
          Basic         Service    Leased    Domestic                            25,233              102,505
      Communication                 Line
                                                                                 ------              -------
                                              Total                              25,233              102,505
                                                                                 ======              =======
      Supplementary     Service  Broadband   Domestic        100,084             80,315              425,570
    Telecommunication             Internet
                                                             -------             ------              -------
                                              Total          100,084             80,315              425,570
                                                             =======             ======              =======
                                   Portal    Domestic                             1,721                 -
                                                                                 ------
                                              Total                               1,721                 -
                                                                                 ======
                     Total                    Export            -                   -                   -

                       FORM OF
      BUSINESS AREA    SALES             ITEM              8TH QUARTER         7TH QUARTER             7TH
      -------------    -----             ----              -----------         -----------             ---
                                             Domestic        100,084             107,270             528,075
                                                             -------             -------             -------
                                              Total          100,084             107,270             528,075
                                                             =======             =======             =======

    b. Sales Channels and Methods

    (1) Sales Organizations

      o Company Marketing Team

      o Independent Dealer

      o SO

      o Customer Support Center

    (2) Sales Channels

        (a) Accept applications through Internet, Call Center, SO in each region and independent dealer.

        (b) CIS (Customer Information System) input - Screen minors and credibility status

        (c) Confirm service areas

        (d) Register customer' installation request for CIS

        (e) Inquire installation information and give installation orders to each sales agency

        (f) Check and complete installation schedule from relevant installation companies

    (3) Sales Methods and Conditions

      o Cash only for service fees

      o Fee programs

       See `II. Contents of Business - 2. Refer to `b. Price Changes of Main Products' for main products and materials'

    (4) Sales Strategy

      o Concentrate on increasing services

       - Propose sales promotion programs to increase the number of subscribers

       - Strengthen direct/indirect sales capacity by promoting distribution agencies in each region

      o Improve AS and CS support systems to improve the quality of services

      o Offer various rate systems and develop new value-added products meeting customer needs

      o Business coalition (Giro, automatic payment, credit card payment, etc) for win-win strategy

    5. ORDERS RECEIVED

    N/A

    6. DERIVATIVE PRODUCTS

    a. Foreign Exchange Position by Currency Type

                                                                (Unit: USD1,000)

                                                                        SPOT POSITION
                             CURRENCY          ---------------------------------------------------------------
       COUNTRY     CURRENCY    SIGN                            SPOT FOREIGN CURRENCY LIABILITIES
       -------     --------  --------          ---------------------------------------------------------------
        USA        Dollar     USD                                        11,073

       b. Foreign Exchange Risk Management

       N/A

    7. MANAGEMENT CONTRACTS

       a. Management Contracts

            Contract Content                Contractor                 Contract Term/Date                     Remark
            ----------------                ----------                 ------------------                     ------
       Utilize CATV Transmission             Powercomm                      3/25/99
                Network

       Provide telecommunication             Powercomm                      6/30/97                   Circuit System:5 Years
               facilities                                                                              Line System: 8 Years

           Supply and use of                   KEPCO                       Nov. 1999              Automatic extension every one
     telecommunications facilities                                                                             year

     Provide and use of fiber optic         SK Telecom                  1/27/00~1/26/04               Fiber optic core lease
                 lines

    Agreement on mutual cooperation
             in value-added           SO (Cable Broadcasters)          One year contract           Contract date differs by SO
       telecommunication services

       Vendor Financing Agreement      Cisco Systems Finance          Nov. 2001 ~ 12/31/05        Financing agreement following
                                           International                                              system implementation

                                                                                                    Agreement signed following
     Securities Purchase Agreement      SB Thrunet Pte,Ltd                                        the Third Party Allocation of
       Investor Rights Agreement          Trigem Computer                   12/14/00                new shares and issuance of
     Investment & Voting Agreement     Naray & Company, etc...                                          bond with warrant

     Agreement on supply of circuit          Powercomm              3 years from the date of       Circuit and fiber optic core
      systems and fiber optic core                                   utilizing each system                    lease

     Agreement on supply and use of          Powercomm                  2/27/01~2/26/04             CATV transmission network
      transmission network systems                                                                  lease for multi-ISP areas

        Asset Transfer Agreement             SK Global                      2002.7.5                Asset transfer of private
                                                                                                              lines



    b. Derivative Product Trade

   (1) Derivative Product Trade in Foreign Currency

    N/A

   (2) Derivative Product Trade in Korean Won

    N/A

    d. Business Acquisition/Transfer Agreement

    N/A

8. R&D

    a. Summary of R&D

    (1) R&D Teams

        - Research Team 1, Research Team 2, Research Planning Team, Network Research Team


    (2) R&D Cost

          - R&D Cost in 1999:  Won 5,649 million

          - R&D Cost in 2000:  Won 3,975 million

          - R&D Cost in 2001:  Won 1,709 million

          - R&D Cost in 2002:  Won 974 million

    b. R&D Performance

    (1) Main Objectives

                                                                           Participating
     Research Objectives      Research Period       Agreement Date         Organization             Remark
     -------------------      ---------------       --------------         ------------             ------
    Thrunet IP Management   Apr. 2001-Aug. 2001        Apr. 2001             Ssangyong
         System (IMS)                                                   Info-communication

      Server Management     May 2001-Jul. 2001         May 2001              Space ITS
         System (SMS)

     Thrunet DHCP Server    May 2001-Aug. 2001         May 2001              Ssangyong
            (LIMS)                                                      Info-communication


    9. OTHER INFORMATION FOR INVESTMENT DECISIONS

    a. Funding Summary

    [Domestic Funding]                                (Unit: In Millions of Won)

                                                              (DRCREASE)INCREASE
              FUND RESOURCES             BEGINNING BALANCE        (DECREASE)        ENDING BALANCE       REMARK
              --------------             -----------------    ------------------    --------------       ------
              Commercial Bank               145,415                (12,000)             133,415

             Insurance Company                    0                      0                    0

          Financial Institutions             26,258                 (1,956)              24,302

             Credit Companies                     0                      0                    0

            Mutual Savings Bank               6,000                 (6,000)                   0

       Other Financing Institutions                                      0                    0
                                            -------                -------              -------
      Total of Financial Institutions       177,673                (19,956)             157,717
                                            =======                =======              =======

         Corporate Bonds (Public)            45,952                      0               45,952

         Corporate Bonds (Private)          225,152                  6,300              231,452


                                                              (DRCREASE)INCREASE
              FUND RESOURCES             BEGINNING BALANCE        (DECREASE)        ENDING BALANCE       REMARK
              --------------             -----------------    ------------------    --------------       ------
    Capital Increase with Consideration           0                      0                    0

          Asset-Backed Securities            98,645                (12,944)              85,701

                  Others                          0                      0                    0
                                            -------                -------              -------
          Total of Capital Market           369,749                 (6,644)             363,105
                                            =======                =======              =======
      Loans from shareholders, board                                     0                    0
     members and affiliated companies

                  Others                      1,000                      0                1,000          Dacom
                                            -------                -------              -------
                   Total                    547,422                (26,600)             520,822
                                            =======                =======              =======


    (Note) Total corporate bonds issued during       Public :  Won 0 Million
           the term                                  Private : Won 6,300 Million


    [Overseas Fund]                                             (Unit: USD1,000)

             FUND RESOURCES             BEGINNING BALANCE    INCREASE (DECREASE)     ENDING BALANCE       REMARK
             --------------             -----------------    -------------------     --------------       ------
         Financial Institutions                                       0                       0

    Foreign Shares (Corporate Bonds)          7,400                   0                   7,400

         Foreign Shares (Stocks)                                      0                       0

         Asset-Backed Securities                                      0                       0

                 Others                       3,673                   0                   3,673
                                             ------                  --                  ------
                  Total                      11,073                   0                  11,073
                                             ======                  ==                  ======


    b. Asset-Backed Securities

    (1) Asset Transfer Agreement/ Trust Agreement

                                                         (Unit: 100 Million Won)

                CONTRACTING PARTNERS
      ----------------------------------------                        TRANSFER/TRUST AMOUNT    REMARK (SPECIAL
      ASSIGNOR/CONSIGNOR    ASSIGNEE/CONSIGNEE    TRANSFER/TRUST DATE    (AMOUNT ASSESSED)     AGREEMENT NOTES)
      ------------------    ------------------    ------------------- ---------------------    ---------------
           Thrunet             Kookmin Bank             2001.7.2                2,100

           Thrunet               Powercomm              2002.8.6                  450

           Thrunet               SK Global            2002.10.28                3,469

    (2) Asset Management Agreement

    * Real Estate Trust Agreement: Korea Real Estate Investment Trust Co. (July 24, 2002)

    c. Credit Rating in Past Three Years

                           CAPITAL INCREASE FOR                       CREDIT RATING AGENCY
             DATE               ASSESSMENT         CREDIT RATING     (SCOPE OF CREDIT LEVEL)      RATING TYPE
             ----          --------------------    -------------     -----------------------      -----------
           6/28/02            Corporate Bond            BB+                   NICE                 Periodic

           2/28/02            Corporate Bond            BB+                   NICE                 Mandatory

           2/27/02            Corporate Bond            BB+                   NICE                 Mandatory

            1/3/01            Corporate Notes           A3-                   NICE                 Periodic

           5/31/00            Corporate Notes           A3-                   NICE                 Mandatory

            8/3/01            Corporate Bond            BB+                   NICE                 Periodic

            1/3/01            Corporate Bond            BB+                   NICE                Occasional

           6/30/00            Corporate Bond            BBB-                  NICE                 Periodic


    a. Other important items

       N/A

                           III. FINANCIAL INFORMATION

1. FINANCIAL SUMMARY

                                                      (Unit: In Millions of Won)

                                                    8TH          7TH           6TH            5TH           4TH
               CLASSIFICATION                     QUARTER       ANNUAL        ANNUAL         ANNUAL        ANNUAL
               --------------                     --------     --------     ----------     ----------     --------
[Current Assets]                                   162,091      175,082        258,870        113,637      241,203
*Current Assets                                    162,091      175,082        258,870        113,637      241,203
*Inventories                                             0            0              0              0            0
[Fixed  Assets]                                    545,714      573,888      1,436,109      1,309,098      692,099
*Investment Assets                                  47,587       49,652        272,432        202,536      342,445
*Tangible Assets                                   476,122      500,744      1,134,231      1,073,006      320,674
*Intangible Assets                                  22,006       23,491         29,446         33,556       28,979
*Deferred Assets                                         0            0              0              0            0
                                                  --------     --------      ---------      ---------      -------
      Total Assets                                 707,805      748,969      1,694,979      1,422,735      933,303
                                                  --------     --------      ---------      ---------      -------
[Current Liabilities]                              517,086      522,340        673,805        585,759      162,493
[Long-term Liabilities]                            289,060      299,945        987,616        676,354      219,580
                                                  --------     --------      ---------      ---------      -------
      Total Liabilities                            806,146      822,285      1,661,421      1,262,112      382,073
                                                  --------     --------      ---------      ---------      -------
[Shareholders' Equity]                             194,088      194,088        256,602        179,894      179,894
[Capital Surplus]                                  159,319      159,329        264,340        263,612      264,773
*Capital Reserve                                         0            0              0              0            0
*Revaluation Reserve                                     0            0              0              0            0
[Retained Earning]                                -471,952     -446,773       -509,642       -268,305      -58,603
[Capital Adjustment]                                20,203       20,040         22,258        -14,579      165,165
                                                  --------     --------      ---------      ---------      -------
      Total Stockholders' Equity                   -98,341      -73,315         33,558        160,622      551,229
                                                  --------     --------      ---------      ---------      -------
Revenues                                           100,084      528,075        476,885        241,952       68,202
                                                  --------     --------      ---------      ---------      -------
Operating Income                                    -8,398      -11,023        -78,720       -153,460      -43,405
                                                  --------     --------      ---------      ---------      -------
Ordinary Income                                    -25,178     -318,760       -253,124       -209,120      -55,407
                                                  --------     --------      ---------      ---------      -------
Net Income                                         -25,178     -324,557       -241,336       -209,702      -55,407
                                                  --------     --------      ---------      ---------      -------


[(-) refers to minus]

2. NOTES TO FINANCIAL STATEMENTS

a. Basis of Presentation

      The Company adheres to corporate accounting standards in accounting process and drafting financial statements, and the auditor's opinion on our financial statement is as follows:

 CLASSIFICATION       8TH QUARTER        7TH ANNUAL                6TH ANNUAL
 --------------       -----------        ----------                ----------
     Auditor              --          Samil Accounting Co.     Samil Accounting Co.
Auditor's Opinion         --           Opinion Refused             Appropriate

      * An auditor was not selected by the date of this quarterly report as a result of the determination to commence corporate reorganization proceedings.

      b. Violations of Corporate Accounting Standards

      (1) Violations Requiring Modification of Financial Statement

N/A

      (2) Violations Irrelevant to Modification of Financial Statement

N/A

      3. ACCOUNTING INFORMATION

      a. Allowance for Doubtful Account

      (1) Allowance for Doubtful Account  for the Past Three Years

                                                                                         (Unit: Million Won, %)

 CLASSIFICATION        ACCOUNT TITLE      TOTAL AMOUNT    ALLOWANCE FOR DOUBTFUL ACCOUNT     RESERVE RATIO
 --------------        -------------      ------------    ------------------------------     -------------
   8th Quarter       Trade Receivable        84,516                   19,539                    23.12%
   7th Quarter       Trade Receivable        81,449                   17,917                     22.0%
   6th Quarter       Trade Receivable        81,971                    8,327                     11.3%

      (2) Establishing Allowance for Bad Debts Related to Accounts Receivable
      As for current trade receivables on the date of balance sheet, the Company is establishing allowance for doubtful account based on actual bad debts experience in the past and estimated bad debts.

      (3) Trade Receivable by Term as of Quarter-End of This Year

                                                                                           (Unit: In Millions of Won)

           CLASSIFICATION          LESS THAN 6 MONTHS    OVER 6 MONTHS        OVER 1 YEAR      OVER 3 YEARS    TOTAL
           --------------          ------------------    -------------        -----------      ------------    -----
                                             LESS THAN 1 YEAR   LESS THAN 3 YEARS
                                             ----------------   -----------------
                   General               58,378              10,443             12,422             669         81,912
Amount    Special Relevant Parties        2,203                 271                131               0          2,604
                    Total                60,581              10,714             12,552             669         84,516
                    Ratio                    72%                 13%                15%              1%           100%

      b. Large Asset Transfers of This Year

     N/A

     c. Changes to Accounting Standards in the Past Five Years, And Reasons

     Accounting procedures were changed and announced pursuant to the Corporate Accounting Standards revised on December 11, 1998.

     d. NOL Year in the Past Five Years and main reasons

          a)   NOL (Net Operating Loss) occurred in all tax years

          b) Due to excessive initial investment as a major telecommunications company

     e. The year (and reasons) if the increase in the rate of net profit was over 30% compared to previous year or the Company's operating results turned positive from negative in the past five years.

     N/A

     f. Evaluation of Unmarketable Equity Securities in Current Year

     N/A

     4. FINANCIAL STATEMENTS

     a. Balance Sheet

                                 Balance Sheet

                         8th Quarter, as of 2003. 3. 31

                         7th Quarter, as of 2002. 12.31

                         6th Quarter, as of 2002. 12.31

                                                      (Unit: In Millions of Won)

         SUBJECT                                      8TH QUARTER               7TH ANNUAL                 6TH ANNUAL
         -------                                      -----------               ----------                 ----------
Assets

1.  Current Assets                                             162,091                   175,082                     258,870

    (1) Current Assets                                         162,091                   175,082                     258,870

    Cash and cash equivalents                                   60,476                    38,186                     121,755

    Short-term financial instrument                             12,336                    12,313                      26,464

    Marketable securities                                           27                        27                          27

    Trade receivable                               84,516                    81,449                    81,971

    Allowance for doubtful accounts               -19,539       64,977      -17,917       63,532       -8,328         73,643

    Short-term loans                               23,534                                  9,234                      12,547

    Allowance for doubtful accounts               -11,500       12,034


         SUBJECT                                                 8TH QUARTER               7TH ANNUAL                6TH ANNUAL
         -------                                                 -----------               ----------                ----------
   Other Receivable accounts                                 39,481                                 42,604                   13,386

    Allowance for doubtful accounts                          -31,633

    Discount                                                    -249        7,848

    Accrued income                                             1,920                                  1,890                    3,793

    Allowance for doubtful accounts                           -1,467          453

    Advance payments                                                            0                                              1,647

    Prepaid expenses                                                        4,068                     6,430                    4,295

    Prepaid income tax                                                        120                       866                      936

    Prepaid VAT                                                                 0                                                377

2.  Fixed assets                                                          545,714                   573,888                1,436.109

    (1) Investment assets                                                  47,587                    49,652                  272,432

    Long-term financial instrument                                             14                        16                    2,016

    Investment securities                                                  21,657                    22,217                  219,417

    Long-term loans                                           14,214                                 13,086                   16,809

    Allowance for doubtful accounts                           -2,728       11,486

    Guarantee deposits                                                     11,212                    10,856                   10,449

    Membership                                                              1,574                     1,574                    1,574

    Long-term other receivables                                1,807                                  1,903                   18,030

    Discount                                                    -163        1,644

    Term Interest Receivable                                                                                                   1,418

    Long-Term advance payments                                                                                                 2,719

    (2) Tangible Assets                                                   476,122                   500,744                1,134,231

    Land                                                                   12,252                    12,252                   22,379

    Building                                                  17,878                    17,878                   38,622

    Accumulated depreciation                                  -1,509       16,369       -1,410       16,468      -1,935       36,687

    Transmission and communications equipment                491,180                   489,618                  639,362

    Accumulated depreciation                                -203,753      287,427     -183,287      306,331    -160,940      478,422

    Communication circuit equipment                          166,878                   166,878                  612,192

    Accumulated depreciation                                 -27,114      139,764      -24,332      142,546     -63,524      548,668

    Tools                                                      1,942                     1,943                    1,942

    Accumulated depreciation                                    -923        1,019         -862        1,081        -619        1,323


         SUBJECT                                          8TH QUARTER               7TH ANNUAL              6TH ANNUAL
         -------                                          -----------               ----------              ----------

    Vehicles                                                                                               206

    Accumulated depreciation                                                                               -72           134

    Furniture                                          8,580                     8,597                   9,599

    Accumulated depreciation                          -6,485        2,095       -6,179        2,418     -5,070         4,529

    Construction in progress                                        3,593                     3,532                   21,093

    Other tangible assets                                                                                              2,022

    Leased assets                                     35,071                    35,071                  29,599

    Accumulated depreciation                         -21,470       13,601      -18,955       16,116    -10,625        18,974

    (3) Intangible Assets                                          22,006                    23,491                   29,446

    Software                                                        5,921                     7,051

    Other Intangible Assets                                        16,085                    14,911                   27,748

    Goodwill                                                                                  1,529                    1,698

           Total Assets                                           707,805                   748,969                1,694,979

Liabilities

1. Current  liabilities                                           517,086                   522,340                  673,805

    Account payable                                                94,970

    Short-term borrowing                                            1,000                    10,000                   27,505

    Current portion of long-term debt                 70,631                                 82,399                   95,191

    Present value discount                           -10,953       59,678

    Current portion of bond                           59,821                    44,400                 175,000

    Bond discount                                        -48       59,773          -43       44,357       -563       174,437

    Current portion of convertible bonds             100,000                   100,000

    Bond discount                                        -36                       -63

    Accrued interest                                  17,776      117,740       15,893      115,830

    Other accounts payables                          114,111                   203,411                 243,786

    Present value discount                                -9      114,102          -10      203,401        -11       243,776

    Advance receipts                                                  878                       931                   87,459

    Forward exchange                                                                                                       7

    Withholdings                                                      385                       418                      908

    VAT payable                                                    38,509                    35,516

    Accrued expenses                                               14,105                    14,256                   30,865

  Short-Term Lease payable                                         10,148                                             13,657

         SUBJECT                                           8TH QUARTER               7TH ANNUAL                   6TH ANNUAL
         -------                                           -----------               ----------                   ----------
    Guarantee deposits received                                                                 9,435

    Appropriation for Contingencies                                   5,797                     5,797

2.  Fixed Liabilities                                               289,060                   299,945                        987,616

    Bonds                                              125,902                   134,635                      145,000

    Bond discount                                       -2,905      122,997       -4,301      130,334          -2,445        142,555

    Convertible bonds                                      953                       952                      100,000

    Bond discount                                          -85                       -93                         -168

    Long-term accrued payable                                2          870           57          916           8,968        108,800

    Bonds with warrants                                                                                       228,987

    Bond discount                                                                                                -172        228,815

    Long-term debt                                     152,799                                149,647                        324,328

    Present value discount                              -3,152      149,647

    Retirement and severance benefits                    2,354                     2,424                        3,964

    Retirement Insurance Deposits                         -402                      -414                       -1,559

    Transfer to National Pension Fund                      -33        1,919          -33        1,977             -78          2,327

    Long-term other payables                             1,253                     1,800                        2,652

    Present value discount                                -310          943         -341        1,459            -600          2,052

    Guarantee deposit received                                       10,575                    13,452                          9,907

    Long-Term Deferred Income                                                                                                159,203

    Guarantee received                                                2,111                     2,160                          9,629

         Total Liabilities                                          806,146                   822,285                      1,661,421

Stockholders' Equity

1.  Common stock                                                    194,088                   194,088                        256,602

    Common stock                                                    194,088                   194,088                        256,602

2.  Capital surplus                                                 159,319                   159,329                        264,340

    Additional Paid in Capital                                      159,319                   159,329                        264,340

3.  Deficit                                                                                   446,774                        509,642

    Un-appropriated deficit                                        -471,952                  -446,774                       -509,642

4.  Capital adjustment                                               20,203                     20,041                        22,258

    Gain on valuation of investment securities                           -8                         -8                         3,304

    Stock option                                                     20,587                    20,441                         18,594


         SUBJECT                                           8TH QUARTER               7TH ANNUAL                   6TH ANNUAL
         -------                                           -----------               ----------                   ----------
    Treasury Stock                                                     -376                         -392
       Total Stockholders' Equity                                   -98,341                      -73,316                      33,558
       Total Liabilities and Stockholders' Equity                   707,805                      748,969                   1,694,979


      b. Income Statement

                                Income Statement

                         8th Quarter (1/1/03 ~ 3/31/03)

                         7th Quarter (1/1/02 ~ 3/31/02)

                          7th iiii (1/1/02 ~ 12/31/02)

                          6th iiii (1/1/01 ~ 12/31/01)

                                                                                                  (Unit: In Millions of Won)

                                                              8TH QUARTER           7TH QUARTER      7TH ANNUAL   6TH ANNUAL
                                                                                                     ----------   ----------
                     SUBJECT                           3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION
                     -------                           --------  ------------  --------  ------------
1. Revenues                                             100,084     100,084     145,469     145,469     528,075     476,885

2. Operating Costs                                       95,044      95,044     123,144     123,144     480,222     481,166

3. Gross Income                                           5,040       5,040      22,325      22,325      47,853      (4,281)

4. Sell, G&A                                             13,438      13,438      16,935      16,935      58,876      74,439

   Salaries                                                 956         956       2,844       2,844       6,169       6,432

   Retirement and severance benefits                         75          75         161         161         737       1,267

   Welfares                                                 188         188         259         259       1,103       1,390

   Compensation Costs                                       146         146       1,311       1,311       1,487       8,342

   Travel                                                    14          14          38          38         111         428

   Communications                                           186         186         232         232         826       1,880

   Vehicles                                                  86          86          48          48         376         112

   Taxes and dues                                           140         140         457         457       1,374       1,125

   Rent                                                     670         670         289         289       1,831         541

   Depreciations                                            465         465         558         558       3,230       2,786

   Amortization of intangible asset                                                                       8,458      11,188

   Amortization of web site development cost                257         257          43          43

   Amortization of Software                               1,130       1,130       1,086       1,086

   Amortization of Other Intangible Assets                   98          98       1,540       1,540

   Bad dept expenses                                      1,622       1,622       1,712       1,712       9,589       4,777

   Repairs                                                  248         248          93          93         388         484

   Insurance                                                343         343         325         325       1,302         660

   Entertainment                                             47          47          68          68         321         723

   Advertising                                            4,744       4,744       3,014       3,014      10,352      13,128

                   SUBJECT                                    8TH QUARTER           7TH QUARTER      7TH ANNUAL   6TH ANNUAL
                   -------                                                                           ----------   ----------
                                                       3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION
                                                       --------  ------------  --------  ------------

   Subscription and printings                                 6           6          15          15          44         373

   Commissions                                            1,781       1,781       1,765       1,765       8,192      13,428

   Sales commissions for Internet services                    0           0         218         218         421       1,615

   Marketing Expenses                                         1           1          47          47          96         125

   Trainings                                                  0           0           8           8          20         107

   Utilities expenses                                       209         209         305         305       1,172       1,301

   Office Supplies                                            5           5          30          30         102         139

   Conference                                                20          20          60          60         201         309

   Transportation                                                                     0           0                      67

   R&D Expenses                                                                     409         409         974       1,710

5. Operating Loss                                         8,398       8,398       5,390       5,390      11,023      78,720

6. Non-operating Income                                   4,366       4,366       4,910       4,910      32,011      34,848

   Interest income                                        1,215       1,215       2,212       2,212       5,539      10,433

   Rent Income                                              807         807         840         840       2,659       3,254

   Disposition gain on marketable securities                                                                             51

   Deposition gain on investment securities                                                                  12       8,890

   Deposition gain on tangible assets                                                                     8,166         275

   Deposition gain on intangible assets                                                                               4,858

   Foreign currency exchange gain                             6           6         661         661       3,973       4,336

   Foreign currency translation gain                        348         348           8           8       3,034          80

   Delay charge                                             362         362         424         424       1,680       1,433

   Gain on breach of contract                             1,599       1,599         615         615       2,859         521

   Other income                                              29          29         152         152       1,202         717

   Gain on valuation of forward exchange                                                                  2,887

7. Non-Operating Expenses                                21,146      21,146      33,239      33,239     339,748     209,251

   Income expenses                                       16,001      16,001      21,592      21,592      82,627      96,316

   Foreign currency exchange loss                           657         657         368         368         383       8,801

   Foreign currency translation loss                        729         729         266         266         307       5,772

   Donation                                                                           6           6          22         231

   Deposition loss on investment securities                                         562         562       1,225      28,530

                   SUBJECT                                    8TH QUARTER           7TH QUARTER      7TH ANNUAL   6TH ANNUAL
                   -------                                                                           ----------   ----------
                                                       3 MONTHS  ACCUMULATION  3 MONTHS  ACCUMULATION
                                                       --------  ------------  --------  ------------
   Deposition loss on tangible asset                                                 10          10     107,601       6.453

   Equity method valuation loss                           1,001       1,001       6,324       6,324      57,452      30,994

   Loss on cancellation of contract                                                                                  28,330

   Other loss                                             1,140       1,140         562         562         400         804

   Organizational Cost Amortization                                                  10          10

   Loss on Valuation of Forward Exchange                                          6,324       6,324          35           7

   Impairment loss on investment securities                                       1,280       1,280      14,769       1,698

   Impairment loss on intangible assets                                                                  13,671       1,088

   Loss on cancellation of contracts                      1,618       1,618          15          15      45,828         227

   Impairment loss on tangible assets                                                                     5,137

   Deposition loss on trade receivables                                           2,757       2,757       9,189

   Loss from Termination of Trust Contract                                                                1,102

8. Ordinary Loss                                         25,178      25,178      22,939      22,939     318,760     253,123

9. Extraordinary Income                                                                                              11,787

10. Extraordinary Loss                                                                                    5,797

11. Loss Before Income Tax                               25,178      25,178      22,939      22,939     324,557     241,336

12. Net Loss                                             25,178      25,178      22,939      22,939     324,557     241,336

      c. Statement of Deposition of Deficit

                       Statement of Deposition of Deficit

                         7th Quarter (1/1/02 ~ 12/31/02)

                         6th Quarter (1/1/01 ~ 12/31/01)

                         5th Quarter (1/1/00 ~ 12/31/00)

                                                                                                 (Unit: In Millions of Won)
                  SUBJECT                                         7TH QUARTER             6TH QUARTER           5TH QUARTER
                  -------                                         -----------             -----------           -----------
1. Deficit before disposition                                             834,199               509,642             268,305

   Undisposed deficit carried over from prior year            -509,642               -268,305              -58,603

   Net Loss                                                   -324,557               -241,336             -209,702

2. Disposition of Deficit                                                 387,425

3. Undisposed deficit carried forward to subsequent  year                 446,774               509,642             268,305

      d. Statement of Cash Flow

                                    Cash Flow

                         8th Quarter (1/1/03 ~ 3/31/03)

                      7th Quarter iiii (1/1/02 ~ 12/31/02)

                      6th Quarter iiii (1/1/01 ~ 12/31/01)

                                                                                                  (Unit: In Millions of Won)

             TITLE                                                            8TH QUARTER         7TH QUARTER    6TH QUARTER
             -----                                                                                -----------    -----------
                                                                       3 MONTHS      CUMULATIVE
                                                                       --------      ----------
1. Cash Flow From Operating Activities                                   56,441         56,441         -5,308         69,781

    1) Net Loss                                                         -25,175        -25,175       -324,557       -241,336

    2) Additions of Non-Cash Expenses                                    37,263         37,263        456,095        292,258

    Provision for retirement and severance benefits                         128            128          2,183          5,218

    Depreciation                                                         26,228         26,228        151,103        142,130

    Provision for intangible assets                                       1,486          1,486          8,458         11,188

    Provision for doubtful accounts                                       1,622          1,622          9,589          4,778

    Loss on valuation of investment using the equity method               1,001          1,001         57,452         30,994

    Loss on disposal of investment                                                                      1,225         28,530

    Loss on disposal of property and equipment                                                        107,601          6,452

    Loss on foreign currency translation                                  1,149          1,149            307          5,772

    Amortization of discount on debentures                                1,391          1,391          2,419          4,055

    Amortization of discount on present value                                32             32         12,865          6,777

    Recognition of long-term accrued interest                             1,335          1,335          6,982          6,467

    Stock compensation expense                                              146            146          1,487          8,342

    Provision for others                                                  1,618          1,618         45,828            227

    Impairment loss on tangible assets                                                                  5,137

    Impairment loss on investment securities                                                           14,769          1,698

    Intangible Asset Write-Down Loss                                                                   13,671          1,088

    Loss on disposal of trade receivables                                                               9,189

    Loss from Cash Forward Transactions                                                                    34              7

    Research and development costs                                                                                       205

           TITLE                                                                    8TH QUARTER         7TH QUARTER    6TH QUARTER
           -----                                                              ------------------------  -----------    -----------
                                                                              3 MONTHS      CUMULATIVE
                                                                              ---------     ----------
    Loss on breach of contracts                                                                                               28,330

    Contingent Losses                                                                                           5,796

    Miscellaneous Losses                                                          1,127          1,127

3)  Deduction of Non-Cash Incomes                                                    78             78        -14,471        -26,484

    Interest Income (Amortization of present value discount)                         78             78            372            543

    Gain on disposal of investment securities                                                                                     51

    Gain on foreign currency translation                                                                        3,034             80

    Gain on disposal of investment                                                                                 12          8,890

    Gain on disposal of property and equipment                                                                  8,166            275

    Gain on disposal of intangible asset                                                                                       4,858

    Recovery of Stock Option Expenses                                                                                         11,787

    Conversion Gain                                                                                             2,887

4)  Changes in assets and liabilities resulting from  operations                 44,431         44,431       -122,374         45,343

    Increase in trade receivables                                                -3,067         -3,067         -8,666        -32,394

    Decrease in accounts receivables                                             35,074         35,074          5,344

    Increase/Decrease in accrued income                                             -30            -30          1,902         -2,600

    Increase/Decrease in advanced payments                                                                      1,647         -1,230

    Increase/Decrease in prepaid income tax                                         746            746             71            548

    Decrease in VAT Paid                                                                                          377          2,181

    Decrease in prepaid expenses                                                  2,362          2,362         -2,135

    Increase/Decrease in Withholdings                                                33             33           -490            212

    Decrease in accrued expenses                                                   -151           -151        -16,609            -27

    Increase/Decrease in Unearned Gain                                               53             53       -103,685        101,562

    Increase/Decrease in other accounts payables                                  6,326          6,326        -33,113        -15,620

    Payments of severance indemnities                                               -58            -58         -3,723         -4,333

    Increase/Decrease in Retirement

    Insurance Deposits                                                               11             11          1,145         -1,559


             TITLE                                                            8TH QUARTER         7TH QUARTER    6TH QUARTER
             -----                                                            -----------         -----------    -----------
                                                                       3 MONTHS      CUMULATIVE
                                                                       --------      ----------

    Decrease in Reclassification of National Pension                          0              0             45             39

    Increase in VAT Withheld                                              2,993          2,993         35,516

    Decrease in long-term accounts receivable                               311            311

2. Cash Flows From Financing Activities                                  -3,624         -3,624        308,413       -208,294

    1) Cash Inflow from Investment Activities                             1,619          1,619        606,303        538.815

    Decrease in short-term financial instruments                                                      179,817        416,649

    Decrease in long-term financial instruments                               3              3          2,000         15,300

    Redemption of short-term loans                                                                     23,342            165

    Redemption of long-term loans                                         1,600          1,600         43,977          2,254

    Disposal of securities                                                                                             2,279

    Disposal of investment securities                                                                   5,979         75,792

    Refund of key-money deposits                                                                        1,200          8,504

    Disposal of Membership Rights                                                                                        218

    Disposal of land                                                                                   12,729          4,419

    Disposal of buildings                                                                              24,899          4,407

    Disposal of  transmission and communications equipment                                             49,898          3,102

    Disposal of  communication circuit equipment                                                      244,677

    Disposal of vehicles                                                                                  155

    Disposal of furniture                                                    16             16            541             57

    Disposal of construction in progress                                                               16,561

    Disposal of other intangible asset                                                                                 5,669

    Disposal of leased asset                                                                              528

2. Cash Outflow from Investment Activities                                5,243          5,243       -297,890       -747,109

    Increase in short-term financial instruments                             23             23        165,667        432,312

    Increase in long-term financial instruments                                                                        2,006

           TITLE                                                                    8TH QUARTER          7TH QUARTER    6TH QUARTER
           -----                                                              ------------------------   -----------    -----------
                                                                              3 MONTHS      CUMULATIVE
                                                                              ---------     ----------
    Increase in Short-Term Loans                                                  2,800          2,800         31,528             60

    Increase in long-term loans                                                                                42,982            802

    Acquisition of securities                                                                                                  2,059

    Acquisition of investment securities                                            441            441          4,413         16,200

    Increase in Insurance expenses                                                  356            356          1,606         10,928

    Increase in Membership Rights                                                                                                 94

    Increase in long-term advanced payments                                                                                    5,868

    Acquisition of Buildings                                                                                      302            257

    Acquisition of transmission and communications equipment                      1,562          1,562          3,310         45,115

    Acquisition of vehicles                                                                                        47             55

    Acquisition of furniture                                                                                       14            329

    Acquisition of construction in progress                                          61             61         31,615        110,277

    Acquisition of other tangible assets                                                                       13,071        101,969

    Acquisition of other intangible assets                                                                      2,562         16,877

    Acquisition of Goodwill                                                                                       773          1,764

    R&D Expenses

3.  Financing Cash Flow                                                         -30,524        -30,524       -386,674        222,684

    1) Cash Inflow from Financing Activities                                      6,317          6,317        102,172        598,005

    Increase in key-money deposits                                                                                785          3,488

    Increase in short-term loans                                                                               52,054        118,247

    Increase in long-term loans                                                                                              173,490

    Proceeds from issuance of debentures                                          6,300          6,300         48,500

    Proceeds from issuance of BW                                                                                             225,345

    Proceeds from issuance of CB                                                                                  833

    Issuance of Common stock                                                                                                  77,435



             TITLE                                                           8TH QUARTER         7TH QUARTER    6TH QUARTER
             -----                                                            -----------         -----------    -----------
                                                                       3 MONTHS      CUMULATIVE
                                                                       --------      ----------
    Disposal of treasury stock                                               17             17

    2) Cash Outflow from Financial Activities                            36,840         36,840       -488,847       -375,321

    Decrease in key-money deposit                                            49             49          8,254          4,294

    Repayment of short-term borrowing                                     9,000          9,000         69,559        309,786

    Repayment of long-term ABL                                           25,618         25,618        199,653         30,961

    Repayment of ABL                                                                                  198,348

    Repayment of long-term debt                                                                                       24,317

    Payment of accrued financial lease accounts payable                   2,163          2,163         10,297          5,963

    Payment of Stock Issue Costs                                             10             10          1,595

    Acquisition of Treasury Shares                                                                      1,141

4. Net Increase (Decrease) in Cash                                       22,293         22,293        -83,569         84,171

5. Cash and Cash Equivalents, Beginning of Period                        38,186         38,186        121,755         37,584

6. Cash and Cash Equivalents, End of Period                              60,479         60,479         38,186        121,755

      e. Notes on This Year's Financial Statement

N/A

      f. This Year's Financial Statement Before/After Modification

N/A

5. CONSOLIDATED FINANCIAL STATEMENTS

      a. Summary of Consolidated Financial Statements

N/A

      b. Notes to Consolidate Financial Statements

N/A

      c. Consolidated Financial Statements

N/A

6.  FINANCIAL STATUS BY CATEGORY

      a. Financial Information by Business Area

      (1) Financial Status by Business Area

                                                                       (UNIT: IN MILLIONS OF WON)
                                                           ---------------------------------------------------
      CLASSIFICATION                                       7TH QUARTER         6TH QUARTER         5TH QUARTER
      --------------                                       -----------         -----------         -----------
Leased Line Service

1. Sales Amount

   External Sales                                             102,505             107,942              85,169

   Internal Sales Between Categories                               --                  --                  --

       Total                                                  102,505             107,942              85,169

2. Operating Profit/Loss                                       -9,648             -27,410             -21,033

3. Assets                                                           0             466,070             442,695

   (Depreciation Costs)                                       (53,920)            (53,935)            (27,749)

High Speed Internet Service

1. Sales Amount

   External Sales                                             425,570             365,753             153,768

   Internal Sales Between Categories                                                                       --

       Total                                                  425,570             365,753             153,768

2. Operating Profit/Loss                                       -1,375             -39,997            -112,663

3. Assets                                                     524,235             697,607             628,418

   (Depreciation Costs)                                       (97,183)            (94,574)            (53,577)

Korea.com

1. Sales Amount

   External Sales                                                                   3,189               3,015

   Internal Sales Between Categories

       Total                                                                        3,189               3,015

2. Operating Profit/Loss                                                          -11,314             -19,764

3. Assets                                                                              --              35,449

   (Depreciation Costs)                                                            (4,808)             (2,687)


* Korea.com's profit and loss shown above are before they were separated as investment in kind. Profit and loss from leased line services were calculated before the sale of leased line assets.

(2) Common Sales/Management Costs and Assets

Properly distributed by business areas according to the standards set by an external auditor.

(3) Modification of Operating Profit/Loss: N/A

(4) Other business status: N/A

b. Financial Information by Region

N/A

7. FINANCIAL STATEMENT BEFORE/AFTER MERGER

N/A

                             IV. AUDITOR'S OPINIONS

1. AUDITOR'S (CPA'S) OPINIONS

a. Auditor

      8TH QUARTER                  7TH QUARTER                       7TH ANNUAL                        6TH ANNUAL
      -----------                  -----------                       ----------                        ----------
      -                            Samil Accounting Co.              Samil Accounting Co.              Samil Accounting Co.

* An auditor was not selected by the date of this quarterly report as a result of the determination to commence corporate reorganization proceedings.

b. Summary of Procedures in This Year's Quarterly Audit (or Examination)

N/A

c. Auditor's Opinions

      BUSINESS YEAR                                    SUMMARY OF AUDITOR'S OPINIONS AND COMMENTS
      -------------                                    ------------------------------------------
      8th Quarter                                                           -

      7th Quarter                                Auditor's opinions are not noted in quarterly audits.

      7th Annual                                                  Opinion refused

      6th Annual        Properly indicated in terms of importance and according to corporate accounting standards

* An auditor was not selected by the date of this quarterly report as a result of determination to commence corporate reorganization proceedings.

d. Summary of Special Notes

      PERIOD                              REMARKS
      ------                              -------
   8th Quarterly                       -

   7th Quarterly                       N/A

   7th Annual        (1) Exercise of Bond with Warrant and Debt-Equity Swap
                     As disclosed in Note 17 of the financial statements,
                     following a resolution of the board of directors on January
                     22, 2001, the Company has issued foreign currency bond with warrant worth USD 70,000,000, and Korean Won denominated
                     bond with warrant worth Won 136,160 million, with payment
                     date on January 26, 2001. Among them, preemptive rights for
                     33,152,000 stocks owned by SB Thrunet Pte., L.P, 11,840,000 stocks by Naray & Company Co., Ltd. and 7,104,000 stocks by
                     TriGem Computer Inc. were exercised at Won 2,500 per share on February 28, 2002, in the form of exchange of debt for
                     equity proceeds. From the foregoing exercise of preemptive rights, the Company treated an amount of Won 2.549 billion, equal to the book value of the exercised bonds with
                     warrants of Won 133.445 billion minus the aggregate face
                     value of the outstanding shares of Won 130.240 billion and the new stock issuance expense of Won 656 million, as
                     paid-in capital in excess of par value.

                     On the other hand, as disclosed in Note 17 of the financial statements, in accordance with the resolution of the board of directors on August 23, 2002, 78,169,014 common stocks were issued at a

      PERIOD                              REMARKS
      ------                              -------
                     discounted price of Won 1,136, below the par value, to
                     holders of bonds with warrant as part of the debt-equity
                     swap program. Won 107.560 billion - the total of proceeds
                     below the par value, of Won 106.623 billion, plus the new
                     stock issuance expense of Won 937 million - was therefore
                     deducted from the paid-in capital in excess of par value.

                     (2) Capital Decrease without Consideration

                     As reported in Note 17 of the financial statements, in accordance with the resolution of a special meeting of shareholders on November 25, 2002, the Company proceeded with a capital reduction without consideration, engaging in a reverse stock split that substituted 1 share for 3 outstanding shares. As a result, the Company's aggregate outstanding shares decreased from 232,905,781 to 77,635,260, and its capital, from Won 582.264 billion to Won 194. 088 billion.

                     (3) Transactions with Related Parties

                     As disclosed in Note 29 of the financial statements, during this period, income and expenses, earned and incurred through related parties including Korea.com Communications
                     Co., Ltd. amount to Won 12.743 billion and 65.713 billion, respectively. As of the end of this period, credit and debt toward its affiliates including Korea.com, are Won 43.969 billion and Won 103.225 billion, respectively. Payment guarantees issued by the Company for its related parties and others, as reported in Note 11 of the financial statements, amount to a total of Won 12.117 billion.

                     (4) Disposal of the Leased Line Business

                     As discussed in Note 22 of the financial statements, for the purpose of resolving its liquidity shortage, the Company entered into an asset transfer agreement with SK
                     Global on June 26, 2002, for the sale of its entire leased line business including optical cable networks, ceding licenses and permits, and intellectual property rights. The foregoing asset transfer agreement was approved by a special meeting of shareholders on August 2, 2002, and the transfer was completed on October 28, 2002. From the said transfer, the Company treated an amount of Won 60.904 billion, equal to the difference amount between the book value of the Company of Won 407.764 billion and the sales price of Won 346.860 billion, as a loss on disposal of tangible assets.

                     The Agreement stipulates that the Company is liable for all damages and losses caused by actions taken prior to the date of the conclusion of the transfer agreement; the Company must perform repair and maintenance obligations, incurred from unauthorized use of KEPCO's communications equipment including its electronic poles, by December 31, 2003; and finally, the Company may not contract line leases from providers other than SK and its affiliates for a period of 5 years following the effective date of the agreement. The agreement includes provisions for financial penalties, should the Company fail to comply with these terms. As the impact of this situation on the Company's financial statements cannot be accurately predicted or assessed at present, the accompanying financial


      PERIOD                              REMARKS
      ------                              -------
                     statements do not reflect any adjustments that might result from the resolution of this uncertainty.

                     (5) Disposal of HFC Networks related to the High-Speed
                     Internet Business and Buildings

                     As discussed in Note 24 of the financial statements, on July 31, 2002, the Company decided to dispose of its broadband internet-related HTC networks, as a measure for resolving its temporary liquidity shortage and debt repayments. An asset transfer agreement was signed with Powercomm Co., Ltd on this date. The agreement was approved by a resolution of a special meeting of shareholders convened on August 2, 2002 and the transfer was completed on August 6, 2002. From the foregoing asset transfer, the Company classified an amount of Won 40.48 billion, equivalent to the difference between the asset's book value of Won 85.48 billion and the sales price of Won 45 billion, as a loss on disposal of tangible assets. The agreement granted the Company the right of use on the transferred assets for a period of 3 years following the official conclusion of the contract, while the Company also agreed not to lease HFC networks within the areas covered by the transferred networks from providers other than Powercomm, for a period of 10 years following the effective date of the agreement.

                     Further, as stated in Note 25 of the financial statements, the Company entered into a trust agreement with Korean Land
                     Trust Co., Ltd. for the disposal of Company-owned lands and buildings on July 24, 2002, and a sales agreement with CKR
                     Securitization Ltd. on the said lands and buildings on August 9. The asset transfer agreement was approved by the resolution at a special shareholders' meeting on July 31, 2002. A 5-year lease agreement on some of the transferred buildings was also concluded. As a result of the transaction, the Company treated an amount of Won 6.203 billion, equal to the difference between the asset's book value of Won 31.797 billion and the sale price of Won 38 billion., as a loss on disposal of tangible assets

                     (6) Early Repayment of Asset Backed Securities

                     As disclosed in Note 23 of the financial statements, on December 21, 2001, the Company entered into a trust agreement on accounts receivable with Kookmin Bank, with future trade receivables on leased lines from 33 Companies including SK Telecom, as trust principal. In accordance thereof, Kookmin Bank issued the Company beneficiary certificates, priority and non-priority, of which priority certificates were sold by the Company to ENS Securitization
                     Limited. However, on June 26, 2002, the Company entered into an asset transfer agreement with SK Global, ceding the entirety of its leased line business assets including the trade receivable on leased lines, which constitute the principal for the trust agreement with Kookmin Bank.
                     Accordingly, the trust agreement with Kookmin Bank was terminated on October 28, 2002, and an early repayment of Won 90.673 billion pre-paid by Kookmin Bank to the Company, through the form of primary beneficiary certificates, was effected. The early termination of the trust agreement resulted in a penalty of Won 1.279 billion, which was treated as a loss from trust agreement termination.
                     Further, an amount of Won 9.189 billion, in relation to the


      PERIOD                              REMARKS
      ------                              -------
                     asset transfer agreement, was classified as a loss on
                     disposal of trade receivables.

                     (7) Significant Events Subsequent to the Balance Sheet Date

                     Ever since its first creation, the Company engaged continually in massive equipment investments. The resulting increase in borrowing and exorbitant financial expenses, combined with rising operation costs including sales commissions on new subscription accounts, profoundly affected the Company's ability to procure funds. On March
                     3rd, 2003, the Company filed for corporate reorganization proceedings in Seoul District Court.

                     (8) Extraordinary Losses

                     As disclosed in Note 15 of the financial statements, the Company reported as an extraordinary loss a sum of Won
                     5.797 billion, equivalent to the amount of a repayment guarantee for Korea.com, an affiliate of the Company, whose chance for continuing normal operations seems compromised due to its debilitated financial structure and insufficient liquidity.

6th Annual           (1) Uncertainty as to Continuing Corporate Existence

                     The foregoing financial statements were prepared under the assumption that the Company will continue to exist as a business entity, and this uncertainty does not affect the audit opinion. The accounting rested on the supposition that the Company would recover its assets and repay its liabilities at book value through normal business activities. As disclosed in Note 31 of the financial statements, the Company's operating loss and net loss for this period amount to Won 78.720 billion and Won 241.336 billion, respectively. As of December 31, 2001, its current liabilities exceed its current assets by Won 414.935 billion. Due to the accumulated losses, the total debt exceeds the Company's equity capital by Won 1.627863 trillion, recording a debt ratio of 4,951%. These facts cast serious doubts as to the viability of the Company. The question whether the Company can continue its corporate existence will depend on its future fund procurement plans and on the success of its attempts to enhance its finances and management, so as to achieve a stable level in ordinary incomes, as discussed in Note 31, and does not permit an easy prognosis. If the Company fails to bring its reform initiatives to a fruitful end, it may be unable to recover its assets or comply with its debts through regular operation activities, decisively compromising its prospect for continued existence as a business entity. The above financial statements did not reflect any amount of assets and liabilities or classification thereof, nor adjustments on related profit and loss items, corresponding to the eventuality opposite to the final outcome on the assumption of which they rest.

                     (2) Capital Increase with Consideration

                     As set forth in Note 10 of the financial statements, the Company, in accordance with the resolutions of the board of directors on January 22 and December 11, 2001, issued, on two separate occasions, 26,048,000 shares and 4,634,909 shares of common stocks at Won 2,500 and Won 2,750 per share,


      PERIOD                              REMARKS
      ------                              -------
                     respectively, with the payment date on January 26, and on
                     December 14, respectively, for each issue. An amount of Won
                     727 million, equal to Won 1.159 billion minus the new
                     issuance expense of Won 431 million, was treated as a
                     paid-in capital in excess of par value.

                     (3) Issuance of Bonds with Warrant

                     As discussed in Note 13 of the financial statements, in accordance with a resolution by the board of directors on January 22, 2001, the Company issued foreign-currency bonds with warrant worth USD 70 million, and bonds with warrants of the aggregate amount of Won 136.16 billion, with the payment date on January 26, 2001.

                     (4) Stock Options Cancelled and Re-granted

                     As stated in Note 18 of the financial statements, the Company cancelled a portion of the stock options issued on two different occasions, prior to this period, as of March
                     27, 2001. On the same date, the cancelled options were re-granted at a new exercise price of Won 7,200, with the period for service requirement reset as 2 years from the new grant date, and the new exercise period of 7 years starting at the expiration of 3 years of wait period from the re-grant date. As a result of this modification, the compensation cost per share was accordingly re-estimated from the date of re-granting. The difference between the compensation recognized during the period starting from the date of the initial grant and ending on the new grant date, and the newly-estimated compensation cost on the new grant date amounts to Won 11.787 billion. The Company classified this amount as a return on stock option rights, under extraordinary income.

                     (5) Internet Portal Business Spin-off

                     As stated in Note 25 of the financial statements, the Company spun off its internet portal service division as of June 12, 2001, to form Korea.com Telecommunications by investing in kind. As a result, the Company's assets were decreased by Won 34.987 billion, and an amount of Won 13 million was treated as a gain on disposal of assets.

                     (6) Asset Backed Loan

                     As stated in Note 22 of the financial statements, on July
                     2, 2001, the Company borrowed Won 173.806 billion from
                     Multiplus Co., Ltd (SPC) with Won 210 billion of future credit card receivables to be realized from its high-speed internet service division as collateral. On the same date, the Company loaned Won 23.806 million to Multiplus in the form of a non-priority loan.

                     (7) Asset Backed Securities

                     As reported in Note 23 of the financial statements, the Company, as a part of its asset securitization plan, entered into a trust agreement with Kookmin Bank on December 21, 2001, on future trade


      PERIOD                              REMARKS
      ------                              -------

                     receivables to be realized during the subsequent 4 years from its 33 client Companies. In accordance thereof, Kookmin Bank issued the Company priority and non-priority beneficiary certificates, of which the priority certificates were transferred to ENS Securitization Ltd.
                     The Company procured Won 101 billion from this transaction, after deducting a deposit of Won 19 billion from the total sales proceeds of Won 120 billon. Won 245.912 billion, the total amount of the priority beneficiary certificates, was treated as a prepayment/unearned revenue, while Won 125.912 billion from the non-priority beneficiary certificates was reported as investment securities.

                     (8) Transaction with Related Parties

                     As stated in Note 26 of the financial statements, during the current period the Company's incomes earned and expenses incurred from its transaction with Korea.com
                     Telecommunications, amount to Won 12.752 billion and Won
                     64.301 billion, respectively. As of the end of this period, the Company's credit and debt toward its related parties are recorded at Won 38.880 billion and Won 394.590 billion, respectively. Further, as disclosed in Note 11 of the financial statements, the total amount of the Company's repayment guarantees provided for its affiliates equals Won
                     10.498 billion.

                     (9) Cancellation of Investment Agreement on Submarine Cable

                     As stated in Note 21 of the financial statements, the Company entered into an investment agreement on international leased line circuits (submarine cable) with Onse Telecom on March 29, 2000. On May 30, 2001, the said agreement was terminated. In relation to this cancellation, the Company treated an amount of Won 4.395 billion, comprising Won 23.935 billion paid out to Onse Telecom following the conclusion of the agreement and an unpaid amount of Won 4.395 billion, as a loss recognized on termination of contract. However, as of the audit report date, the Company and Onse Telecom have not yet reached an agreement on the total financial liability to be assumed by the Company, leaving open the possibility that it may incur additional losses. As there is no way to accurately predict the impact of this situation on the Company's financial statements at present, they do not reflect any adjustments arising from the resolution of this uncertainty.

                     (10) Significant Events Subsequent to the Balance Sheet
                     Date

                     As reported in Note 33 of the financial statements, on January 28, 2002, the Company effected a business restructuring including merging and closing down overlapping or similar business divisions. Further, it is in the process of replacing its key management teams. This has helped the Company focus its resources on the high-speed internet and leased line businesses, and provided a foundation for maximizing profitability through a more conservative and down-to-earth management;
                     generating synergy effect by streamlining its structure and stepping up specialization level in marketing and strategic business areas.

                     Moreover, on January 11, 2002, the Company issued an investment intent letter to Powercomm for

      PERIOD                             REMARKS
      ------                             -------
                    equity acquisition, in consideration of the latter
                    Company's high complementariness and potential for business linking with the Company's operation, given their
                    similarity in areas including networks, operation areas and customer pools. Through this, the Company is intent on
                    creating synergy effect, maximizing profit and ultimately
                    building a leading position in the communications market.
                    Further, on February 28, 2002, SB Thrunet Pte., L.P., Naray
                    & Company Co., Ltd. and TriGem Computer Inc. exercised
                    their preemptive rights for 33,152,000 shares, 11,840,000
                    shares and 7,104,000 shares, respectively at Won 2,500 per share, in the form of debt-equity swap. While this did not result in a cash inflow for the Company, its capital
                    increased by Won 130.24 billion and its debt ratio
                    decreased to 935%.

                    (11) Disposal of Investment Securities

                    As stated in Note 5 of the financial statements, during 2001, the Company, weakened by chronic losses, disposed of its equity interests in Hanaro Telecom, LG Telecom and 6
                    Cable TV networks as a measure to remedy its dire financial situation and increase liquidity. The gain and loss recognized from this equity liquidation are Won 8.89 billion and Won 28.477 billion, respectively.

                    (12) Uncertainty Owing to the Economic Climate

                    As explained in Note 32 of the financial statements, the Company's operation was severely hit by the economic recession affecting Korea and other Asian countries since the 1997 foreign currency crisis. This state of affairs is expected to continue for some time to come. As it is not possible to predict how this situation will affect the Company's financial statements, the present statements do not take account of adjustments that might result from the resolution of this uncertainty.


2. EXPENSES PAID TO EXTERNAL AUDITORS IN THE PAST THREE YEARS

a. Audit Service Agreements

                                                      (Unit: In Millions of Won)

                                                                                                                       TOTAL TIME
BUSINESS YEAR   AUDITOR                   CONTENTS                                                    FEE               REQUIRED
-------- ----   -------                   --------                                                    ---               --------
8th Quarter     -                         -                                                           -                   -
7th Quarter     Samil Accounting Co.      Quarterly, semi-annual and annual audits                    455
6th Quarter     Samil Accounting Co.      Quarterly, semi-annual and annual audits                     72


* The 2003 audit agreement is not signed as of the date the quarterly report was submitted.

b. Audit Agreement with External Auditor

                                                                                                    (Unit: In Millions of Won)
BUSINESS YEAR     AGREEMENT DATE              CONTENTS OF SERVICE                    SERVICE PERIOD       EXPENSES      REMARK
-------- ----     --------- ----              -------- -- -------                    ------- ------       --------      ------
8th Quarter                             Reorganization procedure consulting                                  29

7th Quarter                                     Outside services                                             98


            V. STATUS OF CONTROL STRUCTURE AND AFFILIATED COMPANIES

1. SUMMARY OF CONTROL STRUCTURE

a. Board of Directors Policy

(1) Board of Directors List

(a) Board of Directors Authority

Inapplicable due to the determination to commence reorganization proceedings

(b) Announcement and shareholders' recommendations on new directors before general meeting of shareholders

Inapplicable due to the determination to commence reorganization proceedings

(c) Establishment and list of Outside Director Election Committee

Inapplicable due to the determination to commence reorganization proceedings


(d) Status of Outside Directors

Inapplicable due to the determination to commence reorganization proceedings

(e) Directors' Liability Insurance for Damages

NAME                                           INSURANCE              INSURANCE AMOUNT        PAYABLE BY COMPANY          REMARK
----                                           ---------              ----------------        ------------------          ------
Directors and executive decision makers        950 Million Won        10 Billion Won          Full Coverage


(2) Board of Directors Management

(a) Main Contents of Board of Directors Policy

Inapplicable due to the determination to commence reorganization proceedings

(b) Main Activities of Board of Directors Inapplicable due to the determination to commence reorganization proceedings

(c) Main Activities of Outside Directors in Board of Directors

Inapplicable due to the determination to commence reorganization proceedings

(d) Board of Directors List and Activities

Inapplicable due to the determination to commence reorganization proceedings

b. Audit Policy

(1) Items Related to Audit Agency

(a) Establishment and Structure of Audit Committee (Auditor)

To be selected later due to the determination to commence reorganization proceedings.

(b) Internal systems for audit committee (auditor) to gain access to management information

o See "Corporate Accounting and Audit Authority under Articles of Incorporation"

(c) Details of Audit Committee Audit Committee Members

To be selected later due to the determination to commence reorganization proceedings. All previous auditors have resigned.

(2) Main Activities of Audit Committee (Auditors)

To be selected later due to the determination to commence reorganization proceedings. All previous audit committee members have resigned.

c. Shareholders' Voting Rights

(1) Cumulative Voting: Not Adopted

(2) Written/Electronic Voting: Not Adopted

(3) Exercise Rights of Minority Shareholders: None

      PRIVILEGED                  MINORITY SHAREHOLDER          REASON FOR PRIVILEGE           PROCEDURE            REMARK
      ----------                  --------------------          --------------------           ---------            ------

d. Directors' Compensation

(1) The Status of Compensation of Directors (including Outside Directors) and Members of Audit Committee (Auditors)

 CLASSIFICATION                  TOTAL PAID                  TOTAL                    AVERAGE PER                   REMARK
 --------------                  ----------                                                                         ------
                                                    APPROVED BY  SHAREHOLDERS            PERSON
                                                    -------------------------            ------
  Director                      252 Million Won                -                     50 Million Won

* The 7th General Meeting of Shareholders will not be held due to the determination to commence reorganization proceedings

* Above figures are the amount of salary paid to five former registered directors.

(2) Stock Options for Directors

Refer to `e. Stock Option' of `4. Total Shares' on page 6

2. STATUS OF AFFILIATED COMPANIES

a. Investment in Affiliated and Subsidiary Companies

COMPANY                                 CAPITAL
-------                                 -------
                                     (MILLION WON)          MAIN BUSINESS                      RELATIONSHIP WITH THRUNET
                                                            -------------                  -----------------------------------
                                                                                           NUMBER OF SHARES       SHARE RATIO
                                                                                           ----------------       ------------
Korea.com Communications                 38,063                   Portal Service              35,000,000             91.95%
Persontel, Inc.                         $3,000,000                 UMS Service                10,000,000              50%
Nowcom                                   11,130                  PC Communication              3,808,600             34.22%
Renthouse                                 1,400               Real Estate Info. Site            28,000               20.0%
TG Edunet                                 8,700             Internet Education Service          480,000              27.59%
Joyview                                    190                     CP Supplier                  40,000               21.05%
Korea Cable TV Ginam Broadcasting        17,186                 Cable TV Provider               837,209              24.36%

b. Closing Statement of Affiliated and Subsidiary Companies

   Company  Name:    Persontel, Inc.

   Code:    -

                                                      (Unit: In Millions of Won)


   CLASSIFICATION                                                          2002                     2001                     2000
  ---------------                                                       ----------                ---------                ---------
[Current Assets]                                                            56,990                   57,970                  916,412

* Current Assets                                                            56,990                   57,970                  820,418

* Inventory Assets                                                                                                            95,993

[Fixed Assets]                                                           1,200,342                1,241,042                1,493,801

* Investment Assets

* Tangible Assets                                                        1,198,154                1,238,154                1,341,158

* Intangible Assets

* Other Assets                                                               2,188                    2,888                  152,643
                                                                        ----------                ---------                ---------
    Total Assets                                                         1,257,332                1,299,012                2,410,213
                                                                        ----------                ---------                ---------
[Current Liabilities]                                                      852,200                   96,276                  160,354

[Long-term Liabilities]

    Total Liabilities                                                      852,200                   96,276                  160,354
                                                                        ----------                ---------                ---------
[Stockholdersi- Equity]                                                  3,000,000                3,000,000                3,000,000

[Capital Surplus]

[Retained Earning]                                                     -10,799,268               -1,797,264                 -750,140

CLASSIFICATION                                                              2002                    2001                     2000
--------------                                                            --------               ----------               ----------
[Capital Adjustment]

Total Stockholders' Equity                                                 432,132                1,202,736                2,249,859

Sales                                                                      115,370                  119,130                   21,078

Operating Income                                                          -928,924                 -939,104                 -118,206

Ordinary Income                                                           -914,609                 -922,188                 -781,416

Net Income                                                                -914,609                 -922,188                 -750,140


    Company  Name:    Nowcom

    Code:             -                              (Unit: In Millions of Won)

CLASSIFICATION                                                           2002              2001              2000              1999
--------------                                                          ------            ------            ------            ------
[Current Assets]                                                         9,535             9,147             6,468             8,265

*Current Assets                                                          7,417             9,147             6,468             8,265

*Inventory Assets                                                        2,118

[Fixed Assets]                                                          12,063            14,136            16,648            13,044

*Investment Assets                                                       2,682             3,177             3,206             4,482

*Tangible Assets                                                         7,589            10,113            13,208             8,430

*Intangible Assets                                                       1,792               846               234               132

*Deferred Assets
                                                                        ------            ------            ------            ------
    Total Assets                                                        21,598            23,282            23,116            21,309
                                                                        ------            ------            ------            ------
[Current Liabilities]                                                    8.003             5,116            12,269             7,705

[Long-term Liabilities]                                                 11,293            11,527             3,873             4,465
                                                                        ------            ------            ------            ------
    Total Liabilities                                                   19,296            16,643            16,142            12,170
                                                                        ------            ------            ------            ------
[Stockholders' Equity]                                                  11,130            11,130            10,300            10,000

[Capital Surplus]                                                        4,453             4,453             1,166

*Capital Reserve                                                                                             1,166

[Retained Earning]                                                     -13,280            -8,943            -4,689            -2,561

[Capital Adjustment]                                                                                           197             1,700
                                                                        ------            ------            ------            ------
    Total Stockholders' Equity                                           2,303             6,640             6,974             9,139
                                                                        ------            ------            ------            ------
Sales                                                                   15,328            21,409            27,943            25,994

Operating Income                                                        -2,578            -3,322            -4,947               464


CLASSIFICATION                                   2002              2001              2000              1999
--------------                                   ----              ----              ----              ----
Ordinary Income                                 -3,994            -4,433            -2,143              532

Net Income                                      -4,414            -4,254            -2,491              209


    Company  Name:         TG Edunet

    Code:         -
                                                      (Unit: In Millions of Won)

                 CLASSIFICATION                                         2ND QUARTER
                 --------------                                         -----------

                 [Current Assets]                                          4,874

                 *Current Assets                                           4,874

                 *Inventory Assets                                            --

                 [Fixed Assets]                                            2,719

                 *Investment Assets                                          161

                 *Tangible Assets                                            982

                 *Intangible Assets                                        1,576

                 *Other Assets                                                --
                                                                           -----
                     Total Assets                                          7,593
                                                                           -----
                 [Current Liabilities]                                       688

                 [Long-term Liabilities]                                      42
                                                                           -----
                     Total Liabilities                                       730
                                                                           -----
                 [Stockholders' Equity]                                     8700

                 [Retained Earning]                                       -1,715

                 [Capital Adjustment]                                        123
                                                                           -----
                     Total Stockholders' Equi                              6,863
                                                                           -----
                 Sales                                                        --

                 Operating Income                                         -1,933

                 Ordinary Income                                          -1,705

                 Net Income                                               -1,705


     Company

     Name:      Korea.com Communications

     Code:      -
                                                      (Unit: In Millions of Won)

CLASSIFICATION                                             2002            2001
--------------                                             ----            ----
[Current Assets]                                          4,481           13,731

*Current Assets                                                           13,731

*Inventory Assets


CLASSIFICATION                                             2002             2001
--------------                                             ----             ----

[Fixed Assets]                                           24,196           31,366

* Investment Assets                                         393            2,641

* Tangible Assets                                        9,9521           11,438

* Intangible Assets                                      13,851           17,286

* Deferred Assets
                                                         ------           ------
    Total Assets                                         28,677           45,097
                                                         ------           ------
[Current Liabilities]                                    12,699           19,458

[Long-term Liabilities]                                   5,319
                                                         ------           ------
    Total Liabilities                                    18,018           19,458
                                                         ------           ------
[Stockholders' Equity]                                   38,063           38,062

[Capital Surplus]

* Capital Reserve

* Reevaluation Reserve



[Retained Earning]                                      -27,295          -12,315

[Capital Adjustment]                                       -109             -109
                                                         ------           ------
     Total Stockholders' Equity                          10,659           25,639
                                                         ------           ------
Sales                                                    32,386            5,447

Operating Profit                                        -14,199          -1,216

Ordinary Profit                                         -16,218          -1,145

Net Profit                                              -14,980          -1,145

     Company  Name:        Joyview

     Code:        -                                  (Unit: In Millions of Won)

CLASSIFICATION                                             2002             2001
--------------                                             ----             ----

[Current Assets]                                              22             30

* Current Assets                                              10             22

* Inventory Assets                                            12              8

[Fixed Assets]                                               227            243

* Investment Assets                                           24             17

* Tangible Assets                                             73             64

* Intangible Assets                                          130            162

* Other Assets                                               --
                                                           -----           ----
   Total Assets                                              249            274
                                                           -----           ----
[Current Liabilities]                                        169            103

[Long-term Liabilities]                                       55             60
                                                           -----           ----
   Total Liabilities                                         224            163
                                                           -----           ----
[Stockholders' Equity]                                       190            190

[Capital Surplus]                                             61             61

* Capital Reserve                                             61             61

* Reevaluation Reserve                                                       --

[Retained Earning]                                          -227           -141

[Capital Adjustment]
                                                           -----           ----
   Total Stockholders' Equity                                 24            110
                                                           -----           ----
Sales                                                        552            489

Operating Income                                             -81           -111

Ordinary Income                                              -86           -141

Net Income                                                   -86           -141

     Company  Name:  Renthouse

     Code:  -                                         (Unit: In Millions of Won)


CLASSIFICATION                                             2002             2001
--------------                                             ----             ----

[Current Assets]                                            410              283

* Current Assets                                            410              283

* Inventory Assets


CLASSIFICATION                                              2001            2000
--------------                                             -----           -----
[Fixed Assets]                                               621             615

* Investment Assets                                           43              43

* Tangible Assets                                            577             570

* Intangible Assets                                            1               1

* Other Assets
                                                           -----           -----
   Total Assets                                            1,021             898
                                                           -----           -----
[Current Liabilities]                                        651             626

[Long-term Liabilities]                                     --              --
                                                           -----           -----
   Total Liabilities                                         651             626
                                                           -----           -----
[Stockholders' Equity]                                     1,400           1,400

[Capital Surplus]                                            246             247

* Capital Reserve                                                            247

* Reevaluation Reserve

[Retained Earning]                                        -1,266          -1,375

[Capital Adjustment]                                        --              --
                                                           -----           -----
   Total Stockholders' Equity                                381             272
                                                           -----           -----
Sales                                                        499              58

Operating Income                                             107            -342

Ordinary Income                                              107            -342

Net Income                                                   107            -342

     Company Name:    Korea Cable TV Ginam Broadcasting

     Code:    -

                                                      (Unit: In Millions of Won)

CLASSIFICATION                                                              2002
--------------                                                             -----
[Current Assets]                                                           3,742

* Current Assets                                                           3,623

* Inventory Assets                                                           119

[Fixed Assets]                                                            75,714

* Investment Assets                                                       55,423

* Tangible Assets                                                         20,257

* Intangible Assets                                                           34

* Other Assets


   CLASSIFICATION                                                          2002
   --------------                                                         ------
                                                                         -------
   Total Assets                                                           79,456
                                                                         -------
[Current Liabilities]                                                     23,998
                                                                         -------
[Long-term Liabilities]                                                   21,550

   Total Liabilities                                                      45,548
                                                                         -------
[Stockholders' Equity]                                                    17,186

[Capital Surplus]                                                         15,088

[Retained Earning]                                                         1,650

[Capital Adjustment]                                                         -16
                                                                         -------
   Total Stockholders' Equity                                             33,908
                                                                         -------
Sales                                                                     14,370

Operating Income                                                           7,198

Ordinary Income                                                              830

Net Income                                                                   840

3. FINANCIAL STATUS OF OTHER COMPANIES

[Classification: Domestic, Overseas]
                                        (Unit: Million Won, One Thousand Shares)



                                                                 STARTING BALANCE                        INCREASE DECREASE
                                                                 ----------------                        -----------------
                  ACCOUNT           CORPORATE                           SHARE      ACQUISITION                       ACQUISITION
CLASS              TITLE            NAME/ITEM           QUANTITY        RATIO         COST            QUANTITY           COST
-----             -------           ---------           --------        -----      -----------        --------       -----------
Domestic         Investment        Media Valley             180          5.43            900              -90              -450
                 Securities      Thrunet Shopping           700         19.24          3,500             -700            -3,500

                                   Hankyung.com             100          5.00            515

                                    Korea Cable
                                    TV  Silla               474         39.50          2,650             -474            -2,650
                                  Broadcasting

                                     Nowcom               3,208         31.15         35,701               601            2,992

                                     InVine                  67          2.92            450

                                    Renthouse                28         20.00            420

                              Getmore Securities           400         13.33          2,000

                              HeyAnita Korea, Inc           313         20.00          1,568

                                    iBiztoday.com           100         10.00            669



                                                                    ENDING BALANCE            SUMMARY
                                                                   ----------------     -----------------
                                                                                      ACQUISITION
              ACCOUNT           CORPORATE                      SHARE    ACQUISITION   (DISPOSITION)
CLASS          TITLE            NAME/ITEM        QUANTITY      RATIO       COST           DATE         REASON      DIVIDEND   REMARK
-----         -------           ---------        --------      -----    -----------    --------       ---------    --------   ------
Domestic     Investment        Media Valley           90        2.72          450      2002.6.30      Divestiture
             Securities      Thrunet Shopping          0           0            0      2002.12.12     Divestiture

                               Hankyung.com          100        5.00          515

                                Korea Cable
                                TV  Silla              0           0            0      2002.3.18      Divestiture
                              Broadcasting

                                 Nowcom            3,809       34.22       38,692                                            Capital
                                                                                                                            Increase
                                 InVine               67        2.92          450

                                Renthouse             28       20.00          420

                            Getmore Securities       400         9.3        2,000

                            HeyAnita Korea, Inc      313       15.58        1,568

                                iBiztoday.com        100       10.00          669




                                                                 STARTING BALANCE                        INCREASE DECREASE
                                                                 ----------------                        -----------------
                  ACCOUNT           CORPORATE                           SHARE      ACQUISITION                       ACQUISITION
CLASS              TITLE            NAME/ITEM           QUANTITY        RATIO         COST            QUANTITY           COST
-----             -------           ---------           --------        -----      -----------        --------       -----------
                                     Pillon                 30         13.04          1,206

                                   Seoul Video               8         16.67            120               -8               120
                                     Planning

                                    TG Edunet              480         37.50          2,400

                                  Actizen.com               27         18.68            100

                                    Joyview                 40         21.05            100

                                  EnTechVille               23         19.19            285

                                      Naray
                                 Communication              12         18.98            114
                                   Technology

                                     KINX                   10          6.67              50

                                  TG Venture
                              Investment Union              10         25.00           1,000              -2              -200
                                      #5



                                                      ENDING BALANCE                      SUMMARY
                                            ----------------------------------   ------------------------
                                                                                 ACQUISITION
              ACCOUNT      CORPORATE                      SHARE    ACQUISITION   (DISPOSITION)
CLASS          TITLE       NAME/ITEM        QUANTITY      RATIO       COST           DATE         REASON      DIVIDEND   REMARK
-----         -------      ---------        --------      -----    -----------   -------------    -------     --------   ------
                           Pillon              30         11.96        1,206

                          Seoul Video           0             0            0       2002.7.12     Divestiture
                            Planning

                           TG Edunet          480         27.59        2,400

                         Actizen.com           27         18.68          100

                           Joyview             40         21.05          100

                         EnTechVille           23         19.19          285

                             Naray
                        Communication          12         18.98          114
                          Technology

                            KINX               10          6.67           50

                         TG Venture
                      Investment Union          8         22.22          800
                                  #5


                                                                 STARTING BALANCE                        INCREASE DECREASE
                                                                 ----------------                        -----------------
                  ACCOUNT           CORPORATE                           SHARE      ACQUISITION                       ACQUISITION
CLASS              TITLE            NAME/ITEM           QUANTITY        RATIO         COST            QUANTITY           COST
-----             -------           ---------           --------        -----      -----------        --------       -----------
                                   Sports Love              100          8.00           300                54                0

                                   Korea.com
                                Communications           35,000         100.0        35,000


                                 Multiplus Ltd.             100          5.00           0.5

                                 Korea Cable TV
                                    Saeronet                  0             0             0               246            2,719
                                 Broadcasting

                                Korea Cable TV
                                    Ginam                     0             0             0                837           22,305
                                 Broadcasting

                                   Powercomm                  0             0              0                83               83



                                                ENDING BALANCE                        SUMMARY
                                       ----------------------------------     ----------------------
                                                                               ACQUISITION
          ACCOUNT     CORPORATE                      SHARE    ACQUISITION     (DISPOSITION)
CLASS      TITLE      NAME/ITEM        QUANTITY      RATIO       COST            DATE         REASON      DIVIDEND     REMARK
-----     -------     ---------        --------      -----    -----------     -------------   -------     --------     ------
                                                                                                                      Capital
                                                                                                                      Increase
                    Sports Love           154         8.12         300                                                 Without
                                                                                                                    Consideration

                                                                                                                      Capital
                                                                                                                      Increase
                                                                                                                       Without
                     Korea.com                                                                                      Consideration
                 Communications       35,000        92.00       35,000                                               by Third
                                                                                                                       Party

                   Multiplus Ltd.         100         5.00          0.5

                  Korea Cable TV
                     Saeronet             246        12.31        2,719       2002.5.31    Purchase
                   Broadcasting

                Korea Cable TV
                     Ginam                837        24.36       22,305       2002.5.27    Purchase
                  Broadcasting

                    Powercomm              83         0.06           83       2002.12.16   Purchase


                                                                 STARTING BALANCE                        INCREASE DECREASE
                                                                 ----------------                        -----------------
                  ACCOUNT           CORPORATE                           SHARE      ACQUISITION                       ACQUISITION
CLASS              TITLE            NAME/ITEM           QUANTITY        RATIO         COST            QUANTITY           COST
-----             -------           ---------           --------        -----      -----------        --------       -----------
                                   Persontel             10,000         50.00         1,666

Overseas         Investment
                 Securities       Hey Anita Inc.           154           0.45             55

                    Total                               51,564                        90,770              547            21,179


                                                    ENDING BALANCE                     SUMMARY
                                                   ----------------           ------------------------
                                                                               ACQUISITION
              ACCOUNT     CORPORATE                    SHARE    ACQUISITION   (DISPOSITION)
CLASS          TITLE      NAME/ITEM      QUANTITY      RATIO       COST           DATE         REASON     DIVIDEND      REMARK
-----         -------     ---------      --------      -----    -----------    -----------     -------    --------      ------
                           Persontel        10,000       50.00     1,666
                                                                                                                          Capital
Overseas     Investment                                                                                                Increase with
             Securities   Hey Anita Inc.       154         0.12        55                                              Consideration

                    Total                   52,111                111,949

                              VI. STOCK INFORMATION

1. STOCK DISTRIBUTION

a. Largest Shareholder and Shares of Related Parties

     [As of March 31, 2003]                                     (Unit: Share, %)

NAME                  RELATIONSHIP     TYPE OF SHARE            NUMBER OF SHARES (SHARE RATIO)
----                  ------------     -------------  -----------------------------------------------------------------
                                                         BASIC       APPRECIATION  DEPRECIATION       TERM-END
                                                      -----------------------------------------------------------------   CAUSE
                                                       NUMBER OF   SHARE    NUMBER OF    NUMBER OF   NUMBER OF   SHARE      OF
                                                        SHARES     RATIO     SHARES        SHARES     SHARES     RATIO    CHANGE
                                                       ---------   -----    ---------    ---------   ---------   -----    ------

Trigem Computer       Largest
                      Shareholder    Common Stock    24,727,240   31.85        0             0     24,727,240    31.85

Naray & Company       Subsidiary     Common Stock    16,677,446   21.48        0             0     16,677,446    21.48

TG Venture            Subsidiary     Common Stock       459,853    0.59        0             0        459,853     0.59

Naray DNC             Subsidiary     Common Stock        33,333    0.04        0             0         33,333     0.04

TG Infonet            Subsidiary     Common Stock       244,999    0.32        0             0        244,999     0.32

TG Info-Consulting    Subsidiary     Common Stock        66,666    0.09        0             0         66,666     0.09

AI Leaders            Subsidiary     Common Stock        12,666    0.02        0             0         12,666     0.02

Solvit Media          Subsidiary     Common Stock         6,666    0.01        0             0          6,666     0.01

Lee HongSoon          Director       Common Stock       264,000    0.34        0             0        264,000     0.34

Lee Yong-Teh          Director       Common Stock        53,334    0.07        0             0         53,334     0.07

Kim Se Hwan           Director       Common Stock         1,333    0.00        0             0          1,333     0.00

Lee HanGyeong         Specially
                      Related        Common Stock             0       0   16,667             -         16,667     0.02   Acquisition

Park Jong Sam         Specially
                      Related        Common Stock             0       0   25,000             -         25,000     0.03   Acquisition


                                                                           NUMBER OF SHARES (SHARE RATIO)
NAME               RELATIONSHIP          TYPE OF      --------------------------------------------------------------------
                                         SHARE              BASIC         APPRECIATION  DEPRECIATION      TERM-END        CAUSE OF
                                                      -----------------   --------------------------  -----------------
                                                      NUMBER OF   SHARE     NUMBER OF    NUMBER OF    NUMBER OF   SHARE    CHANGE
                                                       SHARES     RATIO      SHARES        SHARES      SHARES     RATIO
                                                      ---------  ------   -----------    -----------  ---------  ------
In Gwang Ho        Specially Related   Common Stock        0        0        3,333            -         3,333     0.00   Acquisition

Lee Gyeong Soon    Specially Related   Common Stock        0        0        24,243           -         24,243    0.03   Acquisition

Kim Jong Gil       Specially Related   Common Stock        0        0        26,000           -         26,000    0.03   Acquisition

Son Hyeong Sik     Specially Related   Common Stock        0        0        11,333           -         11,333    0.01   Acquisition

Total                                  Common Stock   42,547,536   54.80     106,576                  42,654,112  54.9
                                       Preferred Share                                                     0        0
                                       Total          42,547,536   54.80     106,576                  42,654,112  54.9


Name of Largest Shareholder:         Trigem Computer

Number of Related People:            17

b. Status of Shareholders with 5% or Higher Share holding

       [As of March 31, 2003]                                                     (Unit: shares, %)

                                            COMMON STOCK      PREFERRED SHARE          SUBTOTAL
                                        -------------------  ----------------   --------------------
  RANK        NAME (TITLE)              NUMBER OF    SHARE   NUMBER OF  SHARE    NUMBER OF     SHARE
                                         SHARES      RATIOS   SHARES    RATIO     SHARES       RATIO
                                        ----------   -----   --------  ------   -----------   ------
     1      Trigem Computer             24,727,240   31.85      0         0      24,727,240    31.85
     2      Naray & Company             16,677,446   21.48      0         0      16,677,446    21.48
     3      SB Thrunet Pte Ltd.         12,600,000   16.23      0         0      12,600,000    16.23
                                        ----------   -----     ---       ---     ----------    -----
            Total                       54,004,686   69.56      0         0      54,004,686    69.56

c. Distribution by Shareholder


                                                         As of December 31, 2002

                                   NUMBER OF                 NUMBER OF
      CLASSIFICATION              SHAREHOLDERS   RATIO        SHARES         RATIO   REMARK
      --------------              ------------  ------      ----------     -------   ------
        Government                     3         0.02%         48,333        0.06%

   Government Companies                6         0.04%        134,651        0.17%

    Security Companies                50         0.31%      28,724,407      37.00%

    Insurance Companies                0         0.00%           0           0.00%

Investment Trust Companies             0         0.00%           0           0.00%

  Financial Institutions               1         0.01%        120,000        0.15%

     Short-Term Loans                  3         0.02%         1,899         0.00%

General Financial Companies           11         0.07%        181,657        0.23%

   Mutual Savings Banks                3         0.02%         18,233        0.02%

    Other Corporations                35         0.22%      37,200,899      47.92%

        Individuals                 16,007       99.23%      7,808,854      10.06%

        Foreigners                     9         0.06%       2,529,663       3.26%

          Others                       2         0.01%        469,998        0.61%

            KSD                        1         0.01%        396,666        0.51%

           Total                    16,131      100.00%     77,635,260     100.00%
                                   -------      ------      ----------     ------

d. Ownership by Minority Shareholders, Largest Shareholder and others
Shareholders

                                                         As of December 31, 2002


                                   NUMBER OF                 NUMBER OF
      CLASSIFICATION              SHAREHOLDERS   RATIO        SHARES         RATIO   REMARK
      --------------              ------------  ------      ----------     -------   ------


Total of Small Shareholders          16,113     99.8%        13,600,326     17.5%
Small Shareholders (Corporations)      97        0.6%         4,560,781      5.8%
Small Shareholders (Individuals)     16,016     99.2%         9,039,545     11.6%
Largest Shareholder and
Specially Related Parties              17        0.1%        42,654,112     54.9%
Total of Other Shareholders            5        0.03%        20,984,156     27.0%
Other Shareholders (Corporations)      4        0.02%        20,984,156     27.0%

                                   NUMBER OF                 NUMBER OF
      CLASSIFICATION              SHAREHOLDERS   RATIO        SHARES         RATIO   REMARK
      --------------              ------------  ------      ----------     -------   ------
Other Shareholders (Individuals)        0          0%            0            0%
KSD                                     1          0%         396,666        0.5%
Total                                16,136       100%      77,635,260       100%
                                    -------      ----       ----------      ----

2. INFORMATION ON SHARES


Preemptive right     1) All matters regarding issuance of new shares by
delineated           the corporation shall be determined by resolutions of the
in the Articles of   board of directors.
Incorporation

                     2) The shareholders of the corporation have a preemptive right to acquire the corporation' unissued shares in proportion to the number of shares already owned by them. However, in the case where a shareholder waives his preemptive right or it is revoked, or the allotment of new shares results in fractional shares, further details shall be determined by resolution of the board of directors.

                     3) Notwithstanding the provisions of Clause 2, in the cases set forth below, the board of directors may resolve to issue new shares to persons other than the shareholders of the corporation.

                     1. In the case where the issuance is intended as a public offering or as a special offering for acquisition by external investors pursuant to Article 2, Clause 8 of the Securities and Exchange Act.

                     2. In the case where the Employee Stock Ownership Association is given allotment priority within the range specified by the Securities and Exchange Act.

                     3. In the case where the new issuance is destined to foreigners, based on a need to introduce foreign capital and technologies, within the range defined by the pertinent provisions of the Foreign Investment Promotion Act.

                     4. In the case where the corporation issues new shares following the issuance of depository receipts in accordance with Article 192 of the Securities and Exchange Act.

                     5. In the case where the corporation issues new shares to foreigners for the purpose of listing investment securities with overseas securities exchanges or electronic security markets trading through automated quotation systems.

                     6. In the case where the new share issuance is for the purpose of granting stock options to the employees of the corporation in accordance with Article 9, Clause 3.

                     7. In the case where new shares are allotted to domestic or overseas companies in a strategic partnership for operation and technology, or in a business affiliation with the corporation.

                     8. In the case where the new shares to be issued is limited to 20% or less of the total outstanding shares due to the acquisition of other companies' shares or the share repurchase by the corporation.

                     9. In the case where the new issuance is a public offering in the form of capital increase in accordance with Article 9, Clause 4.

                     10. In the case where the new shares are issued to the Employee Stock Ownership Association in accordance with
                     Article 191, Section 7, Clause 2 of the Securities and Exchange Act, when the issuance conforms to Sub-clause 3 to 5 in modality and purpose.

                     11. In the case where the corporation issues new shares to other corporations or persons determined by a special resolution of the general assembly of shareholders for the purpose of fund procurement.

                     4) In the case where a shareholder is granted preemptive rights in accordance with Clause 2, the exercise period of such rights shall be determined within the range sanctioned by the government's license or permit, pursuant to pertinent laws and regulations.

                     5) Notwithstanding the provisions of Clause 1 to Clause 3, actions resulting in the following cases, if to be undertaken by the corporation, must be pre-approved by resolution of the general assembly of shareholders.

                     1. In the case where issuance of new shares results in the change in the dominance structure of the corporation or in the controlling members thereof. Controlling members are individuals with voting rights and with the right, whether direct or indirect, to significantly influence the operation and policy of the corporation in a concrete sense, through their shareholdings or through an entitlement granted by contract.

                     2. In the case where the issuance of new shares by the corporation takes the form of a share swap with other companies, or is otherwise used in conjunction with acquisition of shares or assets of other companies.

                     a) In the case where a member of the corporation's board of directors, an auditor or a person owning 10% or more of the total outstanding shares thereof, has 5% or more interest in corporate equity or other assets of the company whose shares the corporation intends to acquire.

                     b) In the case where new shares to be issued exceed 20% or more of the total outstanding shares with voting rights, and takes form of private placement.

                     3. In the case where, while the issuance of new shares takes the form of private placement of a volume exceeding 20% of the total outstanding shares with voting rights issued by the corporation, the shares are issued at a price below the market price of stocks or the net asset value of the corporation (net worth divided by the total outstanding shares). If, in such a case, a member of the corporation's board, an auditor thereof, or a person with voting rights owning more than 10% of the total outstanding shares, sells his or her holding, the calculation of ratio versus aggregate volume of outstanding shares shall reflect the number of such shares.

                     6) When an allotment of new shares conforms with the provisions of Clause 3, Sub-clause 11, details of the new issuance may be determined by special resolution of the general assembly of shareholders, in which case a resolution by the general assembly of shareholders as provided in Clause 5 is not necessary.

Year-end Closing                        December 31        Annual Assembly of Shareholders        No later than End of March
Closing of Transfer Book                                From January 1st through December 31
Denomination of Stocks                                  1, 5, 10, 50, 100, 500, 1,000, 10,000

Registration of Stock-transfer Agent                         Korea Securities Depositary

Privilege of Stockholders                  None                    Newspaper Used                 Korea Economic Daily

3. STOCK PRICE AND PERFORMANCE IN THE PAST SIX MONTHS

a. Domestic Stock Market

   N/A

B. FOREIGN STOCK MARKET

[Stock Exchange: Nasdaq]                                       (Unit: $, shares)

      TYPE                                                OCTOBER         NOVEMBER        DECEMBER
      ----                                                -------         --------        --------
      Common Stock                  Highest                0.55             0.91            0.60

                                    Lowest                 0.21             0.13            0.40

      Monthly Trades                                      30,621          132,450          60,342

* Delisted from Nasdaq on April 7, 2003.

                          VII. DIRECTORS AND EMPLOYEES

1. STATUS OF DIRECTORS

                                                                 (Unit: shares)

     TITLE                                                                                            NUMBER OF SHARES
  STANDING/        REGISTERED/                                                                      ---------------------
NON STANDING)     UNREGISTERED    NAME            DOB        BRIEF RECORD            POSITION       ORDINARY    PREFERRED     REMARK
                                                                                                      SHARE       SHARE
CEO               Registered
(Standing)        Member          Lee Hong Sun    10/13/61     - CEO of Softbank
                                                                 Ventures
                                                               - CEO of Naray
                                                                 Mobil Telecom          CEO                 0       0
Vice-President    Registered
(Standing)        Member          Han Gi Choo     11/20/54     - Planning Director
                                                                 of Naray & Company
                                                               - CEO of Computown                           0       0
Vice-President    Registered
(Standing)        Member          Jung Sang Soon    2/9/54     - CEO of Naray &
                                                                 Company
                                                               - Branch Manager of
                                                                 Tirgem Computer USA                         0     0
Vice-President    Registered
(Standing)        Member          Yoon Seok Joong    6/27/61   - Founder of and
                                                                 Adviser to Korean
                                                                 IT Network (KIN)
                                                                 in San Jose
                                                               - free-ceos.com
                                                                 Partner                                     0     0
Executive
Director          Registered
(Standing)        Member         Kim Se Hwan         5/7/59    - Marketing Manager
                                                                 of Naray Mobile
                                                                 Telecom
                                                               - Director of Thrunet
                                                                 High Speed Internet     Director of
                                                                                         High Speed
                                                                                         Internet         1,333     0
Director          Registered
(Non Standing)    Member         Lee Yong Teh        3/3/33    - Chairman of Trigem
                                                                 Computer
                                                               - Chairman of The
                                                                 Federation of Korean
                                                                 Information Industries  Management &
                                                                                         Public
                                                                                         Relations       53,334     0
Director          Registered
(Non Standing)    Member         Lee Hong Soon      8/24/60    - Chairman of Trigem
                                                                 Computer                Management &
                                                                                         Public
                                                                                         Relations       264,000    0

Director          Registered     David Lee          8/29/72    - Assistant Vice          Auditor               0    0


   TITLE                                                                                         NUMBER OF SHARES
(STANDING/NON       REGISTERED/                                                        --------------------------------
  STANDING)        UNREGISTERED      NAME     DOB      BRIEF RECORD          POSITION    ORDINARY SHARE   PREFERRED SHARE    REMARK
-------------    --------------   --------   -----    -------------          ---------    --------------   ---------------  --------
(Non Standing)       Member                            President & General
                                                       Counselor of Softbank
                                                       Bureau of Judicial
                                                       Affairs, Japan

Director
(Non Standing)      Registered
                     Member       Alex Vieux  6/30/57  -Adviser to French
                                                       Minister of Industry    Auditor          0                 0
                                                       -Chairman of DASAR

                                                       -Chairman of The
                                                       Federation of Computer
Director            Registered                         Industries (Singapore)  Auditor           0                0
(Non Standing)        Member       John Moo   11/27/39 -Adviser to Info
                                                        Technology Committee

Total Quarterly Compensation: Won 252 Million

Average Pay Per Person: Won 50 Million

* Among the standing (registered) directors above, a total of five directors were actually paid. All the directors resigned on March 26, 2003 pursuant to the court order for legal receivership.

* Receiver Park Seok-won was appointed on March 27, 2003 for the reorganization proceedings.

* New directors were appointed upon the court's approval on April 24, 2003, and the new directors will be registered in the near future.

2. EMPLOYEE STATUS

(As of March 31, 2003)                                (Unit: In Millions of Won)

                               NUMBER OF EMPLOYEES
             -----------------------------------------------------
                                                                             AVERAGE          TOTAL        AVERAGE
               SALES/                        ENGINEER/                     EMPLOYMENT       QUARTERLY        PAY
CLASS        MARKETING           MGT.       RESEARCHER       TOTAL           PERIOD            PAY       PER PERSON      REMARK
-----        ----------         -----      -----------     --------        -----------      ---------    -----------   ---------

Male            114               63           101            278              3.5            2,767           10
Female           9                12            10             31              2.9              183          5.9
Total           123               75           111            309                             2,950          9.5

3. STATUS OF LABOR UNION

N/A

                    VIII. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS WITH LARGEST SHAREHOLDER

a. Advanced Payments and Loans (including Securities Loan)

                                                   SUSPENSE PAYMENTS AND LOANS
                             -------------------------------------------------------------------------------------
                                            CONDITIONS                                     CHANGES
                             --------------------------------------------  ---------------------------------------
                                                           INTEREST RATE
        NAME                                               -------------            INCREASE/DECREASE
CLASS (CORPORATE              ACCOUNT  DATE OF   AGREEMENT         PRO-    STARTING                      ENDING   INTEREST
         NAME)   RELATIONSHIP  TITLE  OCCURRENCE   TERM    LOAN  CUREMENT  BALANCE   INCREASE DECREASE   BALANCE  RECEIVABLE  REMARK
-----  --------  ------------ ------  ---------- --------- ----  --------  -------   -------- --------   -------  ----------  ------

Domestic  Naray & Affiliated  Short-Term 8/27/02  8/27/02   9%              115         -        -        115         -
          Company Company     Loan                6/27/03                   -

Total                                                                       115         -        -         115        -

b. Collaterals

N/A

c. Guarantee of Debts

N/A

d. Investments

N/A

e. Acquisition or Disposition of Securities

N/A

f. Land Transactions (including Lease)

(1) Land Transactions

N/A

(2) Land Lease

N/A

a. Long-Term Supply Contracts

N/A

b. Business Acquisitions/Transfers

N/A

2. TRANSACTIONS WITH SHAREHOLDERS (EXCLUDING LARGEST SHAREHOLDER), DIRECTORS, EMPLOYEES AND OTHER RELATED PARTIES

a. Payments and Loans (including Securities Loan)

                                                     (Unit: In Millions of Won)

                                                                                PAYMENTS AND LOANS
                                                       ----------------------------------------------------------------
                                                                                            TRANSACTIONS
                                                                         ----------------------------------------------
                                                                         STARTING                                ENDING
      CLASS     NAME (CORPORATE NAME)   RELATIONSHIP   ACCOUNT TITLE     BALANCE     INCREASE     DECREASE      BALANCE       REMARK
      -----     ---------------------   ------------   -------------     --------    --------     --------      -------       ------
                Thrunet                   Employees     Short/Long-Term      815                      67            748
                                                        Loans

    Domestic    Korea.com Communications  Affiliated    Long-Term Loan     2,728                                  2,728
                                          Company

                Korea.com Communications  Affiliated    Short-Term Loan        -        2,800                     2,800
                                          Company
                                                                           -----        -----        ---          -----
                                 Total                                     3,543        2,800         67          6,276
                                                                           =====        =====        ===          =====

    b. Collaterals

    N/A

    c. Guarantee of Debts

                                                     (Unit: In Millions of Won)


                                                                           GUARANTEE OF DEBTS
                                           ----------------------------------------------------------------------------------
                                                                                                     TRANSACTIONS
                   NAME                                                                    ----------------------------------
                (CORPORATE                                                                 STARTING                   ENDING
      CLASS       NAME)      RELATIONSHIP    CREDITOR     PURPOSE     TERM OF GUARANTEE     BALANCE INCREASE DECREASE BALANCE REMARK
      -----     ----------   ------------    --------     -------     -----------------    -------- -------- -------- ------- ------

    Domestic   Nowcom          Affiliated   Shinhan Bank  Operating   2002.6.22~2004.2.29       85               85        0
                               Company                    Capital

                                            KEB           Joint       2001.7.18~2003.7.18      913              913        0
                                                          Liability

                                            Koram Bank    Operating   2001.10.19~2002.4.19    1560             1560        0
                                                          Capital

                                            Hanvit
                                            Leasing &     Lease       Date of Agreement ~       76               61       15
                                            Finance       Agreement         2002.12

                                            KDB Capital   Lease                -                76               76        0
                                                          Agreement

               Korea.com       Affiliated   Jeil Mutual   Operating   2002.6.20~2003.1.16    3,000            3,000        0
               Communications  Company      Savings Bank  Capital

                                                                           GUARANTEE OF DEBTS
                                           ----------------------------------------------------------------------------------
                                                                                                  TRANSACTIONS
                NAME                                                                   ----------------------------------
             (CORPORATE                                                                STARTING                   ENDING
   CLASS       NAME)        RELATIONSHIP   CREDITOR    PURPOSE    TERM OF GUARANTEE    BALANCE  INCREASE DECREASE BALANCE  REMARK
   -----     ----------     ------------   --------    -------    -----------------    -------- -------- -------- -------  ------

 Overseas    Korea.com       Affiliated     Microsoft  Accounts   2002.7.1 ~ 2004.12.31  6,406               71    6,335
             Communications   Company                  Payable
                                                                                        ------            -----    -----
                                            Total                                       12,116            5,766    6,350
                                                                                        ======            =====    =====

    d. Loans

    Refer to `V. Status of Control System and Affiliated Companies' for loan status of the affiliated companies.

    e. Securities Acquisition/Disposition

                                                                                      DISPOSITION
                           ACQUISITION     NUMBER OF     CARRYING VALUE    SHARE       AGREEMENT
        COMPANY NAME          DATE          SHARES       (WHEN SELLING)    RATIO         DATE       SALES PRICE          REMARK
        ------------       -----------     ---------     --------------    -----      -----------   -----------          ------
    Gyeongnam               12/29/99        294,943       3,662,113,652      8.4%       1/11/02       3,100,000,000
    Broadcasting

    Silla Broadcasting      12/29/99        474,000       2,110,263,108     39.5%       3/18/02       2,000,000,000

    Haeundae                12/29/99        500,000       7,732,188,841     55.6%        7/7/01       7,500,000,000   Sales contract
    Broadcasting (1)                                                                                                  signed

    Haeundae                12/29/99        180,000       1,813,723,308     20.0%        4/1/02       1,800,000,000
    Broadcasting (2)

    Media Valley            12/10/98         90,000         450,000,000      5.4%       6/30/02         166,500,000   Sold 90,000 of
                                                                                                                      180,000 shares

    Seoul Video Planning    11/25/01          8,000         120,000,000     16.7%       7/15/02          12,000,000

    Thrunet Shopping        12/22/99        700,000       1,049,159,142     19.2%      12/12/02         700,000,000
                                                         --------------                              --------------
                            Total                        17,037,448,791                              15,420,394,795
                                                         ==============                              ==============

    * Haeundae Broadcasting: In terms of the second disposition, legal proceedings are in progress for unpaid balance and contract cancellation.

     - Down Payment of 310 Million Won Paid / Balance of 1.49 Billion Won Unpaid

     - Proceeding Date: June 11, 2002 (Date of Acceptance)

    f. Land Transactions (including Lease)

    (1) Land Transactions

    N/A

    (2) Land Lease

       N/A

    g. Long-Term Supply Contracts

       N/A

                           IX. OTHER NECESSARY DETAILS

1. REPORTS AND PROGRESS OF MAIN MANAGEMENT DETAILS

a. Reports pursuant to Clause 2, Chapter 6 (Report of Main Management Details)

   N/A

b. Announcement on Listed Corporation Announcement Regulation

(1) Occasional Announcement

   N/A

(2) Process Announcement

   N/A

(3) Inquiry Announcement

   N/A

(4) Voluntary Announcement

   N/A

c. Reports Pursuant to Committee Agency Market Announcement Regulation

(1) Occasional Announcement

   N/A

(2) Process Announcement

   N/A

(3) Inquiry Announcement

   N/A

(4) Voluntary Announcement

   N/A

d. Report Pursuant to Regulation Chapter 2 (Registration & Management of Securities Issuer)


     DATE REPORTED          TITLE                      REPORTS                     REPORTS STATUS         REMARK
     -------------          -----                      -------                     --------------         ------
        3/27/03         Determination to      Related to the determination to
                        commence              commence reorganization
                        reorganization

                        Determination to
         3/5/03         dispose capital       Related to dispose capital
                        maintenance           maintenance

                        Application to
         3/3/03         Commence              Related to commencing reorganization
                        Reorganization

        12/31/02        Stock retirement      Related to capital reduction of
                        completed             registered common stock


     DATE REPORTED          TITLE                      REPORTS                     REPORTS STATUS         REMARK
     -------------          -----                      -------                     --------------         ------
        12/28/02      [Correction] Stock       Correction announcement according
                      retirement resolved      to dispose fractional shares

                      Decisions of
                      Extraordinary
        12/02/02      Shareholders'            Decision for capital reduction
                      Meeting

                      Decision on stock
        10/15/02      retirement (for          Capital reduction by consolidation
                      capital reduction)       of shares

                      Decision on
        8/30/02       Capital Increase         Capital increase with consideration
                      with Consideration       below par

        8/15/02       Semi-Annual Report       2002 Semi Annual Report

        7/11/02       Disposition of           Related to private line (fiber
                      Main Fixed assets        optic cable, ducts, equipments)

        5/15/02       Quarterly Report         2002 1st Quarter Report

         4/1/02       Business Report          2001 Annual Report

        3/22/02       Securities Issue         Related to issuing convertible
                      Performance Report       bonds without guarantee

        3/15/02       Business Briefing        Related to issuing convertible
                                               bonds without guarantee

         3/7/02       Preliminary              Related to issuing convertible
                      Business Briefing        bonds without guarantee

         3/7/02       Securities Report        Related to issuing convertible
                                               bonds without guarantee

                                               Related to exercising BW of SB
         3/6/02       Exercise of BW           Thrunet Pte Ltd, Trigem Computer,
                                               Naray & Company

        11/14/01      Quarterly Report         2001 3rd Quarter Report

        8/15/01       Semi Annual Report       2001 Semi Annual Report

        5/15/01       Quarterly Report         2001 1st Quarter Report

        3/31/01       Business Report          2000 Annual Report


    e. Progress of Major Management Issues Announced

         N/A

    2. MINUTES OF SHAREHOLDERS' MEETING


         DATE OF
      SHAREHOLDERS'
         MEETING                 ISSUES                              DECISIONS                       REMARK
      ------------               ------                              ---------                       ------
      Extraordinary    1. Issue of Capital Reduction     1. Original proposal approved
      Shareholders'
         Meeting
     (Nov. 25, 2002)

      Extraordinary    1. Amendment of Articles of       1. Original proposal approved
      Shareholders'    Incorporation                     2. Proposal withdrawn
         Meeting       2. Director Appointment           3. Original proposal approved
      (Aug. 2, 2002)   3. Asset Transfer Approval        4. Original proposal approved
                       4. Issue of New Stocks Below
                       Par

        6th Annual     1. Approval of 6th Balance        1. Original proposal approved
      Shareholders'    Sheet, Income Statement,          2. Original proposal approved
         Meeting       Deposition of Deficit Statement   -Amendment of Articles on Selecting
     (Mar. 22, 2002)   2. Amendment of Articles of       External Auditor
                       Incorporation                     3. A total of seven directors selected--
                       3. Director Appointment           Jung Sang Soon, Han Gi Choo, Yoon Seok
                       4. Approval of Directors' Pay     Joong, Len Danaka, Yosimitzu Koto, Lee
                       Limit                             Yong Teh, Alex Vieux
                       * Selection of External Auditor   4. Original proposal approved
                                                         (Won 1.8 billion)
                                                         -Samil Accounting Co.

        5th Annual     1. Approval of 5th Balance        1. Original proposal approved
      Shareholders'    Sheet, Income Statement,          2. Original proposal approved
         Meeting       Deposition of Deficit Statement   -Change provisions of stock options
      (Mar. 27, 2001)  (Proposal)                        3. Kim Se-hwan and Kim Yong-hoi appointed
                       2. Amendment of Articles of       4. Original proposal approved
                       Incorporation                     (Won 1.6 billion)
                       3. Director Appointment           5. Samjeong Accounting Co. selected
                       4. Approval of Directors' Pay     6. Original proposal approved
                       Limit                             -Total Granted: 334
                       5. Selection of External          -Exercise Price: Won 7,200
                       Auditor
                       6. Grant Stock Options

         DATE OF
      SHAREHOLDERS'
         MEETING                 ISSUES                              DECISIONS                       REMARK
      ------------               ------                              ---------                       ------
                       7. Adjustment of Exercise Price   7. Original proposal approved
                       of Stock Options                  -Adjustment of Exercise Price: Won 7,200

      Extraordinary    1. Amendment of Articles of       1. Original proposal approved
      Shareholders'    Incorporation                     -Additional changes in third party
         Meeting       2. Decisions on New Stock Issue    distribution methods
      (Jan. 9, 2001)   3. Decisions on Issuing BW        -Increase Limit of BW: Won 500 billion
                       4. Approval of Securities         2. Original proposal approved
                       Purchase Agreement, Investor      -Capital increase with consideration
                       Rights Agreement and Investment    by third party distribution methods on
                       Agreement (Agreement of Issuing    SB Thrunet Fund, L.P., Trigem Computer
                       New Stocks and Warrant Bonds)     3. Original proposal approved
                       5. Director Appointment           -Agreement on issuing warrant bonds of
                                                          SB Thrunet Fund, L.P. Trigem Computer
                                                          and Naray & Company
                                                         4. Original proposal approved
                                                         -Agreement conditions approved
                                                         5. Hasegawa Hitoshi (Japan), Uchida Siro
                                                         (Japan), Lee Eun-bok (USA) and Lee Hong
                                                         Sun selected


      Extraordinary    1. Amendment of Articles of      1. Original proposal approved
      Shareholder's       Incorporation                 -Increase Limit of Convertible Bond:
         Meeting                                         Won 800 billion
      (Sep. 8, 2000)                                    -Public subscription limit increased:
                                                         Up to 50%
                                                        -Foreigner share limit increased:
                                                         Up to 49%
                                                        -Amendment of articles on third party
                                                         distribution methods

        4th Annual     1. Approval of 4th Balance       1. Original proposal approved
      Shareholders'    Sheet, Income Statement,         2. Original proposal approved
         Meeting       Deposition of Deficit Statement  3. A total of five directors: Kim Jong
     (Mar. 24, 2000)   2. Amendment of Articles of      Gil, Lee Jae Hyeon, Lim Chang Mu, Park        Re-appointment:
                       Incorporation                    Won Ho, Lee Hong Soon, John Moo               Kim Jong-gil
                       3. Director Appointment          4. Original proposal (Won 1.4 billion)
                                                           approved


         DATE OF
      SHAREHOLDERS'
         MEETING                 ISSUES                              DECISIONS                       REMARK
      ------------               ------                              ---------                       ------
                     4. Approval of Directors' Pay
                     Limit                              5. Approved after the Interim  Closing of
                     5. Amendment of Regulations on        original proposal was deleted
                     Directors' Retirement Allowances   6. Original proposal approved
                     6. External Auditor Selection      7. Original proposal approved                 Samjong Corp.
                     7. Grant Stock Options             -Number of Shares Granted: 1,670,000
                                                         Shares (2.3% of Total Issued)
                                                        -Granted: Kang Gyeong Su and 247 others
                                                        -Exercise Price: 48,400 won per share



        3rd Annual     1. Approval of 3rd Balance       1. Approved
      Shareholders'    Sheet, Income Statement,         2. Approved
         Meeting       Deficit Statement                3. Reappointed: Lee Yong Teh, Kim Jong Mun
    (Mar. 26, 1999)    2. Amendment of Articles of      New Appointment: Yu Bu Ung, Ok In Cheong,
                       Incorporation (Proposal)         Lee Yong Hae
                       3. Director Appointment          4. Directors' Pay Limit: Original proposal
                       4. Approval of Directors' Pay    (1.1 billion won) approved
                       Limit                            5. Audit Expenses: Original proposal
                       5. Approval of  Auditor's Pay    (100 million won) approved
                       Limit


* The 7th Annual Shareholders' Meeting was not held due to the determination to commence reorganization proceedings (March 27, 2003).

3. CONTINGENT LIABILITIES

a. Major Lawsuits

As of December 31, 2002, the Company is a defendant in eight lawsuits pending in Korea and overseas. The total amount involved is approximately Won 1,060,490,000 and US$8,679,073. Since the final results are not yet available, these contingent liabilities are not reflected in the current financial statements.
b. Collateral Check and Note

[Classification: Check]                                            (Unit: Check)


ISSUED                    QUANTITY                      AMOUNT                       REMARK
------                    --------                      ------                       ------
Bank                          1                         Blank                     Loan Collateral

Financial Institutions        2                         Blank                     Loan Guarantee



ISSUED                    QUANTITY                      AMOUNT                       REMARK
------                    --------                      ------                       ------

Corporation

Other (Individual)


[Classification: Note]                                              (Unit: Note)



ISSUED                    QUANTITY                      AMOUNT                       REMARK
------                    --------                      ------                       ------
Bank

Financial Institutions      6                            Blank                       Loan Guarantee

Corporation

Other (Individual)


c. Other Contingent Liabilities

As of March 31, 2003, the Company provided guarantees for operating loans totaling Won 6.35 billion obtained by Korea.com Communications and Nowcom. In order to use as a reserve for contingent liabilities related to the payment guarantees, the Company appropriated Won 5,796 million as liabilities. Additional losses may occur depending on the sales results of principal debtors.

4. RESTRAINT STATUS

N/A

5. ISSUES AFTER CLOSING DATE

N/A

6. SMALL TO MEDIUM ENTERPRISES STANDARD EVALUATION INDEX

N/A

7. PROGRESS RESULTS ON FUTURE PLANS

N/A


8. USE OF SUBSCRIPTION FUNDS


         CLASS        PAYMENT DATE     PAYMENT AMOUNT      USE OF FUND AS REPORTED         ACTUAL USE OF FUNDS
         -----        ------------     --------------      -----------------------         -------------------
      20th Thrunet      2002.3.21       952,500,000             Operating Fund               Operating Fund
      Convertible
      Bearer Bonds
        Without
       Collateral
